MANAGEMENT PROTECTION
[LOGO] ACE AMERICAN INSURANCE COMPANY                           INSURANCE POLICY



              THIS POLICY IS ISSUED BY THE STOCK INSURANCE COMPANY
                        LISTED ABOVE (HEREIN "INSURER").

THIS POLICY IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

DEFENSE AND CLAIMS EXPENSES ARE WITHIN THE LIMITS OF LIABILITY OF THIS POLICY.

                                  DECLARATIONS

--------------------------------------------------------------------------------
POLICY NO.   DON G21648425 005
--------------------------------------------------------------------------------
ITEM 1.   Company:                  Phoenix Investment Partners, Ltd.
          Principal Address:        56 Prospect Street
                                    Hartford, CT 06103
--------------------------------------------------------------------------------
ITEM 2.   A. Policy Period: From 12:01 A.M. 09/01/2006 To 12:01 A.M. 09/01/2007
                            (Local time at the address shown in Item 1)

          B. Limit Period:  1. Same as Policy period           [X] Yes   [ ] No
                            2. One Year within Policy Period   [X] Yes   [ ] No
--------------------------------------------------------------------------------
ITEM 3.   Limit of Liability:
                                                        GRANTED         AMOUNT
                                                        -------         ------
          A. Single Aggregate Limit of Liability    [X] Yes [ ] No   $15,000,000
             for all Coverage Parts, combined

          B. Separate Limits of Liability           [ ] Yes [X] No

          COVERAGE PART(S)                          LIMIT OF LIABILITY
          ----------------                          ------------------


--------------------------------------------------------------------------------
ITEM 4.   Coverage Parts Purchased

          Investment Company Fidelity Bond          $15,000,000
--------------------------------------------------------------------------------
ITEM 5.   Policy Premium:   $75,826
                            -------
          Annual Premium:   $75,826
                            -------



          Discovery Period:
          A. Additional Premium:     0 % of Annual Premium
          B. Additional Period:      12 months


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MPDC002 (4-99)

ITEM 6.   Notice to Insurer:
          A. Notice of Claim, Wrongful Act or Loss:
                  Director of D&O Claims
                  ACE USA - Professional Risk
                  140 Broadway, 40th Floor
                  New York, New York 10005

          B. All other notices:
                 Chief Underwriting Officer
                 ACE USA - Professional Risk
                 140 Broadway, 41st Floor
                 New York, New York 10005

--------------------------------------------------------------------------------
ITEM 7. Endorsements to the General Conditions and Limitations Effective at Inception:
CC-1K11d (04/02) - Signatures
LD-2S55 (3/92) - Connecticut Changes - Cancellation and Nonrenewal
MPP2Z78 (12/99) - Connecticut Amendatory Endorsement
PF-17914 (02/05) - U.S. Treasury Department's Office of Foreign Assets


--------------------------------------------------------------------------------

Date:          10/24/06                                 /s/John J. Lupica
     -------------------------                      JOHN J. LUPICA, President
                                                 -------------------------------
                                                    Authorized Representative









MPDC002 (4-99)

                                                           MANAGEMENT PROTECTION
[LOGO] ACE AMERICAN INSURANCE COMPANY                           INSURANCE POLICY


In consideration of the payment of the premium and in reliance on all statements made and information furnished by the Company to the Insurer in the Application, which is hereby made a part hereof, and subject to the foregoing Declarations and to all other terms of this Policy, the Company, the Insureds, and the Insurer agree as follows:

GENERAL CONDITIONS AND LIMITATIONS
----------------------------------

1.   TERMS AND CONDITIONS
     --------------------

     Except for the General Conditions and Limitations or unless stated to the contrary in any Coverage Part, the terms and conditions of each Coverage Part of this Policy apply only to that Coverage Part and shall not apply to any other Coverage Part of this Policy. Any term referenced in the General Conditions and Limitations which is defined in a Coverage Part shall, for purposes of coverage under that Coverage Part, have the meaning set forth in that Coverage Part. If any provision in the General Conditions and Limitations is inconsistent or in conflict with the terms and conditions of any Coverage Part, the terms and conditions of such Coverage Part shall control for purposes of that Coverage Part.

2.   DEFINITIONS
     -----------

     When used in this Policy:

     A. ANNUAL PREMIUM means the original annualized premium and the fully annualized amount of any additional premiums charged by the Insurer for or during the Policy Period.

     B. APPLICATION means all signed applications, including attachments and materials submitted therewith, for this Policy or for any policy issued by the Insurer of which this Policy is a direct or indirect renewal or replacement. All such applications, attachments and materials are deemed attached to and incorporated into this Policy.

     C. COMPANY means, collectively, the Parent Company and the Subsidiaries, including any such organization as a debtor in possession under United States bankruptcy law or an equivalent status under the law of any other country.

     D. DEFENSE COSTS means reasonable costs, charges, fees (including but not limited to attorneys' fees and experts' fees) and expenses (other than regular or overtime wages, salaries or fees of the directors, officers or employees of the Company) incurred by the Insureds in defending or investigating Claims and the premium for appeal, attachment or similar bonds.

     E. DISCOVERY PERIOD means the period for the extension of coverage, if exercised, described in Subsection 4 or 10(b) of these General Conditions and Limitations.

     F. ERISA means the Employee Retirement Income Security Act of 1974, as amended, any similar state or local common or statutory law and any rules and regulations promulgated thereunder.

     G. EXECUTIVE OFFICERS, either in the singular or plural, means with respect to any Company its chairperson, president, chief executive officer, chief financial officer, in-house general counsel and, solely with respect to the Employment Practices Coverage Part if granted, the director of human resources or equivalent position.



MPGT 001 (04/99)                                                     Page 1 of 9

     H.   FINANCIAL IMPAIRMENT means the status of the Company resulting from
          (1) the appointment by any state or federal official, agency or court of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate the Company, or (2) the Company becoming a debtor in possession.

     I. INSUREDS means, with respect to any Coverage Part, all organizations, plans and natural persons defined as Insureds thereunder.

     J. INTERRELATED WRONGFUL ACTS means all Wrongful Acts that have as a common nexus any fact, circumstance, situation, event, transaction, cause or series of related facts, circumstances, situations, events, transactions or causes.

     K. LIABILITY COVERAGE PART(S) means any Coverage Part of this Policy other than any Commercial Crime or Bond Coverage Part, if purchased.

     L. LIMIT PERIOD means the period described in Item 2(B) of the Declarations, subject to prior termination in accordance with Subsection 12 of these General Conditions and Limitations.

     M. PARENT COMPANY means the organization first named in Item 1 of the Declarations.

     N. POLICY means, collectively, the Declarations, the Application, this policy form (including all attached Coverage Parts) and any endorsements hereto.

     O. POLICY PERIOD means the period of time specified in Item 2(A) of the Declarations, subject to prior termination in accordance with Subsection 12 of these General Conditions and Limitations.

     P. POLLUTANTS means any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by the United States Environmental Protection Agency or any federal, state, county, municipality or locality counterpart thereof. Such substances shall include, without limitation, solids, liquids, gaseous or thermal irritants, contaminants or smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste materials. Pollutants shall also mean any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products, noise, and electric or magnetic or electromagnetic field.

     Q.   SUBSIDIARY, either in the singular or plural, means:

          1. any company in which more than 50% of the outstanding voting securities representing the present right to vote for election of directors is owned, directly or indirectly, in any combination, by one or more Companies, and

          2. any foundation, charitable trust or political action committee controlled by one or more Companies.

3.   ESTATES, LEGAL REPRESENTATIVES AND SPOUSES
     ------------------------------------------

     The estates, heirs, legal representatives, assigns and spouses of Insured Persons shall be considered an Insured under any Liability Coverage Part; but coverage is afforded to such estates, heirs, legal representatives, assigns and spouses only for a Claim arising solely out of their status as such and, in the case of a spouse, where such Claim seeks damages from marital community property, jointly held property or property transferred from the Insured Person to the spouse. No coverage is provided for any Wrongful Act of an estate, heir, legal representative, assign or spouse. All terms and conditions of this Policy, including without limitation the Retention, applicable to Loss incurred by the Insured Person shall also apply to loss incurred by such estates, heirs, legal representatives, assigns and spouses.

MPGT 001 (04/99)                                                     Page 2 of 9

4.   DISCOVERY PERIOD
     ----------------

     If the Insurer or the Insureds do not renew any Liability Coverage Part or if the Parent Company terminates any Liability Coverage Part, the Insureds shall have the right, upon payment of the additional premium described below, to an extension of the coverage granted by such Liability Coverage Part for the Discovery Period set forth in Item 5(B) of the Declarations following the effective date of such nonrenewal or termination, but only with respect to a covered Wrongful Act taking place prior to the effective date of such nonrenewal or termination. This right of extension shall lapse unless written notice of such election, together with payment of the additional premium due, is given by the Insureds to the Insurer within thirty (30) days following the effective date of termination or nonrenewal.

     The premium due for such Discovery Period with respect to any Liability Coverage Part shall equal that percent set forth in Item 5(A) of the Declarations of the Annual Premium for such Liability Coverage Part. The entire premium for such Discovery Period shall be deemed fully earned and non-refundable upon payment.

     The Insureds shall not be entitled to elect the Discovery Period under this Subsection 4 with respect to any Liability Coverage Part if a Discovery Period for such Liability Coverage Part is elected pursuant to Subsection 10(b) of these General Conditions and Limitations.

5.   LIMIT OF LIABILITY AND RETENTION
     --------------------------------

     For the purposes of this Policy, all Claims arising out of the same Wrongful Act and all Interrelated Wrongful Acts of the Insureds shall be deemed one Claim, and such Claim shall be deemed to be first made on the date the earliest of such Claims is first made against them, regardless of whether such date is before or during the Policy Period. All Loss resulting from a single Claim shall be deemed a single Loss.

     If a single aggregate Limit of Liability for all Coverage Parts is granted as provided in Item 3(A) of the Declarations, the amount stated in Item 3(A) of the Declarations shall be the maximum aggregate liability of the Insurer under all Coverage Parts, combined, for each Limit Period, regardless of the number of Claims or losses or the time of payment by the Insurer.

     If separate Limits of Liability are granted as provided in Item 3(B) of the
     Declarations:

     A. the maximum aggregate liability of the Insurer under each Liability Coverage Part for all covered Loss resulting from all Claims first made during each Limit Period shall be the respective Limit(s) of Liability for such Coverage Part as set forth in Item 3(B) of the Declarations, regardless of the time of payment by the Insurer; and

     B. the maximum aggregate liability of the Insurer for all Loss during the Limit Period under all Insuring Clauses of the Commercial Crime or Bond Coverage Part shall be the aggregate Limit of Liability for such Coverage Part as set forth in the Declarations for such Coverage Part, regardless of the time of payment by the Insurer, provided:

          i. the maximum liability of the Insurer for each Single Loss under any Insuring Clause of such Coverage Part shall be the respective Limit of Liability for such Insuring Clause as set forth in the Declarations for such Coverage Part; and

          ii. if more than one Insuring Clause applies to a Single Loss, the maximum liability of the Insurer under all such Insuring Clauses, combined, with respect to such Single Loss shall be the largest of such applicable Limits of Liability.

          The Limits of Liability described in subparagraphs (i) and (ii) above are sublimits which further limit and do not increase the Insurer's maximum liability under such Coverage Part.

MPGT 001 (04/99)                                                     Page 3 of 9

     The Limit of Liability for the Discovery Period, if exercised, shall be part of and not in addition to the Limit of Liability for the Limit Period. The purchase of the Discovery Period shall not increase or reinstate the applicable Limit of Liability, which shall be the maximum liability of the Insurer for such Limit Period and Discovery Period, combined.

     Defense Costs shall be part of and not in addition to the applicable Limits of Liability set forth in the Declarations, and Defense Costs shall reduce such Limit of Liability. If the Limit of Liability with respect to the entire Policy or any Coverage Part is exhausted by payment of Loss, the Insurer's obligations under the entire Policy or such Coverage Part, respectively, shall be completely fulfilled and extinguished. The Insurer is entitled to pay Loss as it becomes due and payable by the Insureds, without consideration of other future payment obligations.

     Except as otherwise provided in this Subsection 5, the Insurer's liability with respect to Loss arising from each Claim covered under one or more Liability Coverage Parts, and each Single Loss covered under the Commercial Crime or Bond Coverage Part, if purchased, shall apply only to that part of Loss which is excess of the applicable Retention Amount set forth in the Declarations for such Coverage Part(s), and such Retention Amount shall be borne by the Insureds uninsured and at their own risk. If different parts of a single Claim or Single Loss are subject to different Retentions, the applicable Retentions will be applied separately to each part of such Loss, but the sum of such Retentions shall not exceed the largest applicable Retention.

     Any Retention for Indemnified Loss under a Liability Coverage Part shall apply only to (i) Loss which is incurred by Insured Persons and is indemnified by the Company, and (ii) Loss which is incurred by all other Insureds. No Retention shall apply to Loss which is incurred by Insured Persons and is not indemnified by the Company.

     If the Company is permitted or required by common or statutory law to ultimately indemnify the Insured Persons for any Loss, or to advance Defense Costs on their behalf, under any Liability Coverage Part and does not in fact do so other than for reasons of Financial Impairment, then the Company shall reimburse and hold harmless the Insurer for the Insurer's payment or advancement of such Loss up to the amount of the Retention for Indemnified Loss under the applicable Liability Coverage Part.

6.   NOTICE
     ------

     The Insureds shall, as a condition precedent to their rights under any Liability Coverage Part, give to the Insurer written notice of any Claim made against the Insureds as soon as practicable after any Executive Officer or the Company's risk manager first learns of such Claim, but in no event later than ninety (90) days after expiration of the Policy Period or, if exercised, during the Discovery Period.

     The Insureds shall, as a condition precedent to their rights under the Commercial Crime or Bond Coverage Part, give to the Insurer written notice of any Loss within 90 days after such Loss is first discovered by any Executive Officer or the Company's risk manager.

     If during the Policy Period or the Discovery Period, if exercised, the Insureds first become aware of a specific Wrongful Act which may reasonably give rise to a future Claim covered under a Liability Coverage Part and during such Policy Period or Discovery Period give written notice to the Insurer of:

     a. the names of the potential claimants and a description of the specific Wrongful Act which forms the basis of their potential claim,

     b. the identity of the specific Insureds allegedly responsible for such specific Wrongful Act,

     c. the consequences which have resulted or may result from such specific Wrongful Act,

     d. the nature of the potential monetary damages or non-monetary relief which may be sought in consequence of such specific Wrongful Act, and



MPGT 001 (04/99)                                                     Page 4 of 9

     e. the circumstances by which the Insureds first became aware of such specific Wrongful Act, then any Claim which arises out of such Wrongful Act shall be deemed to have been first made during the Limit Period or Discovery Period, if exercised, in which such written notice was received by the Insurer. No coverage is provided for fees and expenses incurred prior to the time such notice results in a Claim.

     All notices under any provision of this Policy shall be in writing and given by prepaid express courier, certified mail or fax properly addressed to the appropriate party. Notice to the Insureds may be given to the Parent Company at the address as shown in Item 1 of the Declarations. Notice to the Insurer of any Claim, Wrongful Act or Loss shall be given to the Insurer at the address set forth in Item 6(A) of the Declarations. All other notices to the Insurer under this Policy shall be given to the Insurer at the address set forth in Item 6(B) of the Declarations. Notice given as described above shall be deemed to be received and effective upon actual receipt thereof by the addressee or one day following the date such notice is sent, whichever is earlier.

     Any notice to the Insurer of any Claim, Wrongful Act or Loss shall designate the Coverage Part(s) under which the notice is being given and shall be treated as notice under only the Coverage Part(s) so designated.

7.   DEFENSE AND SETTLEMENT
     ----------------------

     Subject to this Subsection 7, it shall be the duty of the Insureds and not the duty of the Insurer to defend any Claim.

     The Insureds agree not to settle or offer to settle any Claim, incur any Defense Costs or otherwise assume any contractual obligation or admit any liability with respect to any Claim without the Insurer's written consent. The Insurer shall not be liable for any settlement, Defense Costs, assumed obligation or admission to which it has not consented. The Insureds shall promptly send to the Insurer all settlement demands or offers received by the Insureds from the claimant(s). However, if the Insureds are able to settle all Claims which are subject to a single Retention for an aggregate amount, including Defense Costs, not exceeding such Retention., the Insurer's consent shall not be required for the settlement of such Claims.

     With respect to any Claim submitted for coverage under this Policy, the Insurer shall have the right and shall be given the opportunity to effectively associate with, and shall be consulted in advance by, the Insureds regarding (1) the selection of appropriate defense counsel, (2) substantive defense strategies, including without limitation decisions regarding the filing and content of substantive motions, and (3) settlement negotiations.

     The Insureds agree to provide the Insurer with all information, assistance and cooperation which the Insurer reasonably requests and agree that in the event of a Claim or Loss the Insureds will do nothing that shall prejudice the Insurer's position or its potential or actual rights of recovery. The Insurer may make any investigation it deems necessary.

     Subject to Subsection 8 of these General Conditions and Limitations, the Insurer shall advance on behalf of the Insureds covered Defense Costs which the Insureds have incurred in connection with Claims made against them, prior to disposition of such Claims, provided that to the extent it is finally established that any such Defense Costs are not covered under this Policy, the Insureds, severally according to their interests, agree to repay the Insurer such Defense Costs.

     The Insurer and the Insureds shall not unreasonably withhold any consent referenced in this Subsection 7.

8.   ALLOCATION
     ----------

     If in any Claim under a Liability Coverage Part the Insureds who are afforded coverage for such Claim incur Loss jointly with others (including Insureds) who are not afforded coverage for such Claim, or incur an amount consisting of both Loss covered by this Policy and loss not covered by this Policy because such Claim includes both covered and uncovered matters, then the Insureds and the Insurer shall allocate such amount between covered Loss and uncovered loss based upon the relative legal exposures of the parties to covered and uncovered matters.

     If there can be an agreement on an allocation of Defense Costs, the Insurer shall advance on a current basis Defense Costs allocated to covered Loss. If there can be no agreement on an allocation of Defense Costs,


MPGT 001 (04/99)                                                     Page 5 of 9
     the Insurer shall advance on a current basis Defense Costs which the Insurer believes to be covered under this Policy until a different allocation is negotiated, arbitrated or judicially determined. Any advancement of Defense Costs shall be subject to, and conditioned upon receipt by the Insurer of, a written undertaking by the Insureds that such advanced amounts shall be repaid to the Insurer by the Insureds severally according to their respective interests if and to the extent the Insureds shall not be entitled under the terms and conditions of this Policy to coverage for such Defense Costs.

     Any negotiated, arbitrated or judicially determined allocation of Defense Costs on account of a Claim shall be applied retroactively to all Defense Costs on account of such Claim, notwithstanding any prior advancement to the contrary. Any allocation or advancement of Defense Costs on account of a Claim shall not apply to or create any presumption with respect to the allocation of other Loss on account of such Claim or any other Claim.

9.   OTHER INSURANCE
     ---------------

     If any Loss under this Policy is insured under any other valid and collectible policy(ies), prior or current, then this Policy shall cover such Loss, subject to its limitations, conditions, provisions and other terms, only to the extent that the amount of such Loss is in excess of the amount of such other insurance whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limits of Liability provided in this Policy.

10.  TRANSACTIONS CHANGING COVERAGE
     ------------------------------

     a.   Acquisition or Creation of Another Organization or Plan

          If, during the Policy Period, the Company:

          i. acquires voting securities in another organization or creates another organization, which as a result of such acquisition or creation becomes a Subsidiary;

          ii. acquires any organization by merger into or consolidation with the Company; or

          iii. with respect to the Fiduciary Liability Coverage Part if purchased, creates a Plan,

          then, subject to all terms and conditions of this Policy, such organization, Plan and its Insureds shall be covered under this Policy but only with respect to covered Wrongful Acts (under a Liability Coverage Part) taking place or covered Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained after such acquisition or creation unless the Insurer agrees to provide coverage by endorsement for Wrongful Acts taking place or Loss sustained prior to such acquisition or creation.

          If the total assets of such acquired organization as reflected in the organization's then most recent consolidated financial statements exceeds twenty-five percent (25%) of the total assets of the Parent Company as reflected in the Parent Company's then most recent consolidated financial statements, the Parent Company, as a condition precedent to coverage with respect to such Insureds, shall give written notice of such acquisition or creation to the Insurer as soon as practicable and shall pay any reasonable additional premium required by the Insurer.

     b.   Acquisition of Parent Company

          If, during the Policy Period, any of the following events occurs:

          i. the acquisition of the Parent Company, or of all or substantially all of its assets, by another entity, or the merger or consolidation of the Parent Company into or with another entity such that the Parent Company is not the surviving entity; or


          ii. the obtaining by any person, entity or affiliated group of persons or entities of the right to elect, appoint or designate at least fifty percent (50%) of the directors of the Parent Company;

          then coverage under this Policy will continue in full force and effect until termination of this Policy, but only with respect to Claims for covered Wrongful Acts (under a Liability Coverage Part) taking place or

MPGT 001 (04/99)                                                     Page 6 of 9
          covered Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained before such event. Coverage under this Policy will cease as of the effective date of such event with respect to Claims for Wrongful Acts (under a Liability Coverage Part) taking place and Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained after such event.

          If such event occurs, the Insureds shall have the right, upon payment of the additional premium described below, to an extension of the coverage described in the preceding paragraph for either a 1 year, 3 year, or 6 year Discovery Period following the termination of the Policy Period; but the Insurer may, in its sole discretion and subject to any additional terms, conditions and premiums required by the Insurer, agree by written endorsement to this Policy to any other Discovery Period requested by the Insureds. This extension of coverage shall apply to those Coverage Parts with respect to which the Insureds elect the coverage extension. This right of extension shall lapse unless written notice of such election, together with payment of the additional premium due, is given by the Insureds to the Insurer within forty-five (45) days following the effective date of such event.

          Upon request from any Insured, the Insurer shall notify such Insured of the additional premium amount for this extension of coverage.

          The Insureds shall not be entitled to elect this extension of coverage if a Discovery Period is elected pursuant to Subsection 4 of these General Conditions and Limitations.

     c.   Cessation of Subsidiaries

          If before or during the Policy Period an organization ceases to be a Subsidiary, coverage with respect to such Subsidiary and its Insureds shall continue until termination of this Policy. Such coverage continuation shall apply only with respect to Claims for covered Wrongful Acts (under a Liability Coverage Part) taking place and covered Loss (under the Commercial Crime or Bond Coverage Part, if purchased) sustained prior to the date such organization ceased to be a Subsidiary.

     d.   Termination of Plan

          If before or during the Policy Period a Plan is terminated, coverage with respect to such Plan and its Insureds under the Fiduciary Liability Coverage Part (if purchased) shall continue until termination of this Policy. Such coverage continuation shall apply with respect to Claims for Wrongful Acts taking place prior to or after the date the Plan was terminated.

11.  REPRESENTATIONS AND SEVERABILITY
     --------------------------------

     The Insureds represent and acknowledge that the statements contained in the Application and any materials submitted or required to be submitted therewith (all of which shall be maintained on file by the Insurer and be deemed attached to and incorporated into this Policy as if physically attached), are true and: (i) are the basis of this Policy and are to be considered as incorporated into and constituting a part of this Policy; and
     (ii) shall be deemed material to the acceptance of this risk or the hazard assumed by the Insurer under this Policy. This Policy is issued in reliance upon the truth of such representations.

     In the event the Application, including materials submitted or required to be submitted therewith, contains any misrepresentation or omission:

     a.   made with the intent to deceive, or

     b. which materially affects either the acceptance of the risk or the hazard assumed by the Insurer under this Policy;

     this Policy shall be void ab initio as to (i) any Company and any Plan if any Executive Officer knew the facts that were not truthfully disclosed in the Applications, and (ii) any Insured Persons who knew the facts that were not truthfully disclosed in the Application, whether or not such Executive Officer or Insured Person knew the Application contained such misrepresentation or omission. Such knowledge shall not be imputed to any other Insured Persons.


MPGT 001 (04/99)                                                     Page 7 of 9

12.  TERMINATION OF POLICY
     ---------------------

     This Policy shall terminate at the earliest of the following times:

     a. the effective date of termination specified in a prior written notice by the Parent Company to the Insurer, provided this Policy may not be terminated by the Parent Company (i) after the effective date of an event described in Subsection 10(b) of these General Conditions and Limitations, or (ii) if the Policy Period is longer than one (1) year;

     b. upon expiration of the Policy Period as set forth in Item 2(A) of the Declarations;

     c. twenty (20) days after receipt by the Parent Company of a written notice of termination from the Insurer for failure to pay a premium when due, unless the premium is paid within such twenty (20) days period; or

     d. at such other time as may be agreed upon by the Insurer and the Parent Company.

     The Insurer may not terminate this Policy prior to expiration of the Policy Period, except as provided above for non-payment of a premium. The Insurer shall refund the unearned premium computed pro rata. Payment or tender of any unearned premium by the Insurer shall not be a condition precedent to the effectiveness of such termination, but such payment shall be made as soon as practicable.

13.  TERRITORY AND VALUATION
     -----------------------

     All premiums, limits, retentions, Loss and other amounts under this Policy are expressed and payable in the currency of the United States of America. If judgment is rendered, settlement is denominated or another element of Loss under any Liability Coverage Part is stated in a currency other than United States of America dollars, payment under this Policy shall be made in United States dollars at the rate of exchange as of 12:01 A.M. on the date the final judgment is reached, the amount of the settlement is agreed upon or the other element of Loss is due, respectively.

     Coverage under this Policy shall extend to Wrongful Acts taking place or Claims made or Loss sustained anywhere in the world.

14.  SUBROGATION
     -----------

     In the event of any payment under this Policy, the Insurer shall be subrogated to the extent of such payment to all the Insureds' rights of recovery, including without limitation the Insured Persons' rights to indemnification or advancement from the Company. The Insureds shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents necessary to enable the Insurer effectively to bring suit or otherwise pursue subrogation rights in the name of the Insureds.

15.  ACTION AGAINST THE INSURER
     --------------------------

     No action shall lie against the Insurer unless, as a condition precedent thereto, there shall have been full compliance with all the terms of this Policy. No person or organization shall have any right under this Policy to join the Insurer as a party to any action against Insureds to determine the Insured's liability nor shall the Insurer be impleaded by the Insureds or their legal representatives. Bankruptcy or insolvency of an Insured or of the estate of any Insured Person shall not relieve the Insurer of its obligations nor deprive the Insurer of its rights or defenses under this Policy.

16.  AUTHORIZATION CLAUSE
     --------------------

     By acceptance of this Policy, the Parent Company agrees to act on behalf of the Insureds with respect to the giving and receiving of notice of Claim or Loss or termination, the payment of premiums and the receiving of any return premiums that may become due under this Policy, the agreement to and acceptance of endorsements, and the giving or receiving of any notice provided for in this Policy (except the giving of notice to apply for the Discovery Period), and the Insureds agree that the Parent Company shall act on their behalf.

MPGT 001 (04/99)                                                     Page 8 of 9

17.  ALTERATION, ASSIGNMENT AND HEADINGS
     -----------------------------------

     No change in, modification of, or assignment of interest under this Policy shall be effective except when made by a written endorsement to this Policy which is signed by an authorized representative of the Insurer.

     The titles and headings to the various parts, sections, subsections and endorsements of the Policy are included solely for ease of reference and do not in any way limit, expand or otherwise affect the provisions of such parts, sections, subsections or endorsements.

18.  ARBITRATION
     -----------

     Only if requested by the Insureds, the Insurer shall submit any dispute, controversy or claim arising out of or relating to this Policy or the breach, termination or invalidity thereof to final and binding arbitration pursuant to such rules and procedures as the parties may agree. If the parties cannot so agree, the arbitration shall be administered by the American Arbitration Association in accordance with its then prevailing commercial arbitration rules. The arbitration panel shall consist of one arbitrator selected by the Insureds, one arbitrator selected by the Insurer, and a third independent arbitrator selected by the first two arbitrators. In any such arbitration, each party will bear its own legal fees and expenses.




















MPGT 001 (04/99)                                                     Page 9 of 9

                                                         INVESTMENT COMPANY BOND
[LOGO] ACE AMERICAN INSURANCE COMPANY                              COVERAGE PART


                                  DECLARATIONS
                                  ------------

------------------------------------------------------------------------------------------------------------------------------------
POLICY NO. DON G21648425 005
------------------------------------------------------------------------------------------------------------------------------------
                                                             ITEM 1.                            ITEM 2.

                                                             COVERAGES PURCHASED AND SINGLE
                              COVERAGE                           LOSS LIMITS LIABILITY              SINGLE LOSS DEDUCTIBLES:
------------------------------------------------------------------------------------------------------------------------------------
     A.  Employee Dishonesty - Insured Indemnity             $15,000,000                        $50,000

------------------------------------------------------------------------------------------------------------------------------------
     B.  Employee Dishonesty - Employee Benefit Plan         $15,000,000                        $50,000
         Indemnity
------------------------------------------------------------------------------------------------------------------------------------
     C.  Property                                            $15,000,000                        $50,000
------------------------------------------------------------------------------------------------------------------------------------
     D.  Financial Documents                                 $15,000,000                        $50,000
------------------------------------------------------------------------------------------------------------------------------------
     E.  Defective Signatures                                $15,000,000                        $50,000
------------------------------------------------------------------------------------------------------------------------------------
     F.  Servicing Contractors                               Nil                                Nil
------------------------------------------------------------------------------------------------------------------------------------
     G.  Computer Fraud/Fraudulent                           $15,000,000                        $50,000
         Transfer Instructions
------------------------------------------------------------------------------------------------------------------------------------
     H.  Claims Expense                                      $100,000                           $0
------------------------------------------------------------------------------------------------------------------------------------
     I.  Stop Payment Order Liability                        $50,000                            $5,000
------------------------------------------------------------------------------------------------------------------------------------
     J.  Uncollectible Items of Deposit                      $100,000                           $5,000
------------------------------------------------------------------------------------------------------------------------------------
     K.  Unauthorized Signature                              $15,000,000                        $50,000
------------------------------------------------------------------------------------------------------------------------------------
ITEM 3.  Endorsements to this Coverage Part Effective at Inception:
         1-15
------------------------------------------------------------------------------------------------------------------------------------
ITEM 4.  Effective Date: 09/01/2006
------------------------------------------------------------------------------------------------------------------------------------
ITEM 5.  Aggregate Limit of Liability:
         $15,000,000 for all Loss in Limit Period under all Insuring Clauses combined.
         -----------


------------------------------------------------------------------------------------------------------------------------------------


Date:          10/24/06                                 /s/John J. Lupica
     -------------------------                      JOHN J. LUPICA, President
                                                 -------------------------------
                                                    Authorized Representative


MPAB 002 (12/99)

                                                         INVESTMENT COMPANY BOND
[LOGO] ACE AMERICAN INSURANCE COMPANY                              COVERAGE PART


I.   INSURING CLAUSES

     The Insurer agrees with the Insured, that in accordance with the Insuring Clauses for which coverage is granted in Item 1 of the Declarations, and subject to all terms, Definitions, Exclusions and Conditions of this Investment Company Bond Coverage Part, to indemnify the Insured for:

     A.   Employee Dishonesty

          Loss resulting directly from dishonest or fraudulent acts by an Employee acting alone or in collusion with others, which acts were committed by the Employee with the intent to cause the Insured to sustain the loss or to obtain an Improper Personal Gain.

     B.   Employee Dishonesty - Employee Benefit Plan

          Loss of funds or other property intended to be used by an Employee Benefit Plan to pay benefits resulting directly from dishonest or fraudulent acts committed by an Employee or plan fiduciary (as defined in ERISA) while handling those funds or property.

     C.   Property

          Loss of Property resulting directly from Theft, False Pretense, misplacement, mysterious unexplainable disappearance, physical damage thereto or destruction thereof, wherever situated including in transit.

     D.   Financial Documents

          Loss resulting directly from the Insured having in good faith:

          a.   relied on a Forgery or Alteration;

          b. relied on an Original Financial Document that was, at the time the Insured acted upon it, lost or stolen;

          c.   relied on a Financial Document that was a Counterfeit; or

          d. guaranteed in writing or witnessed any endorsement or signature on an assignment, bill of sale, guarantee, or power of attorney which transferred a Financial Document or uncertificated security.

          Actual physical possession, and continued actual physical possession if taken as collateral, of the Financial Document by:

                    (1)    the Insured or its authorized custodial agent, or

                    (2) a financial institution, or its authorized custodial agent to which (a) the Insured sold, in whole or in part, a loan for which the Financial Document represents collateral, and (b) the Insured remains liable to repurchase the loan pursuant to a written contract.

               is a condition precedent to the Insured having relied on a Financial Document.



MPAB 001 (12/99)                                                    Page 1 of 17

     E.   Defective Signatures

          Loss resulting directly from the Insured having in good faith, in connection with any loan, relied on any:

          a.   deed conveying real property;

          b. mortgage, deed of trust, or like instrument, pertaining to real property; or

          c.   assignment of such instruments

          which is defective because the signature of any person thereon was obtained through trick, artifice, fraud or false pretenses.

     F.   Servicing Contractors

          Loss resulting directly from dishonest or fraudulent acts committed by any Servicing Contractor, if the acts:

          a.   were committed with the intent to:

               (1)  cause the Insured to sustain that loss; and

               (2) obtain an Improper Personal Gain for the Servicing Contractor, and

          b.   resulted in an Improper Personal Gain for the Servicing
               Contractor.

     G.   Computer Fraud/Fraudulent Funds Transfer

          Loss resulting directly from the Insured having in good faith transferred funds or Property or otherwise given value because of:

          a. the fraudulent modification or destruction of Electronic Data or Electronic Computer Instructions, including that caused by Computer Virus, (1) within a Computer System operated by the Insured; or (2) while being electronically transmitted through communication lines, including satellite links, from a Computer System operated by the Insured to a Computer System operated by a customer while the Insured is acting as a Service Bureau for that customer, if the fraudulent acts were committed by a person with the intent to obtain an improper financial benefit;

          b. the fraudulent preparation or modification of Electronic Computer Instructions by a person with the intent to cause the loss to the Insured and to obtain an improper financial benefit;

          c. The fraudulent entry of data into a Computer System or Communications Terminal operated by the Insured or an Electronic Communication Customer, but which data was not in fact sent by the Insured or the Electronic Communication Customer, or which data were fraudulently modified during transit (physical or electronic) between Computer Systems or Communications Terminals;

          d. a fraudulent voice initiated funds transfer instruction, directed to the Insured by telephone from or purportedly from an Electronic Communication Customer, if the instruction was not made by or at the direction of a person who is authorized to initiate a transfer according to the written agreement between Insured and the Electronic Communication Customer and the instruction was Tested; or

          e. a fraudulent communication by Fax or other Tested written communication sent or apparently sent between the Insured and an Electronic Communication Customer if the communication was either not sent by the Insured or the Electronic Communication Customer, or it was fraudulently modified during transit between the Insured and the Electronic Communication Customer.

MPAB 001 (12/99)                                                    Page 2 of 17

     H.   Claims Expense

          Necessary and reasonable professional fees and expenses incurred and paid by the Insured, with prior approval of the Insurer, to determine the existence, amount and extent of a loss in excess of the retention if the loss is in fact covered under any other Insuring Clause of this Investment Company Bond Coverage Part.

     I.   Stop Payment Order Liability

          Loss which the Insured is legally obligated to pay and pays to a customer resulting directly from:

          a. compliance with or failure to comply with the request of the customer, or an authorized agent of the customer, to stop payment on any draft made or drawn upon or against the Insured by the customer or by an authorized agent of the customer; or

          b. refusal to pay any draft made or drawn upon or against the Insured by the customer or by an authorized agent of the customer.

     J.   Uncollectible Items of Deposit

          Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's shareholder's or subscriber's Mutual Fund Account; or

          Loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

          Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

          This Insuring Clause applies to all Mutual Funds with "exchange privileges" if all Funds in the exchange program are insured by the Insurer for Uncollectible Items of Deposit. Regardless of the number of transactions between Funds, the minimum number of days of deposit within the Funds before withdrawal as declared in the Funds prospectus shall begin from the date a deposit was first credited to any Insured Fund.

     K.   Unauthorized Signatures

          Loss resulting directly from the Insured having accepted, paid or cashed any check, withdrawal order or draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory of such account.

          It shall be a condition precedent to the Insured's right to recovery under this Insuring Clause that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

II.  DEFINITIONS

     For purposes of coverage under this Investment Company Bond Coverage Part:

     A. ALTERATION means material modification of an Original Financial Document for a fraudulent purpose by a person other than the person who prepared the Original Financial Document.

     B. AUTOMATED CLEARING HOUSE means any corporation or association which operates an electronic clearing and transfer mechanism for the transfer of preauthorized recurring debits and credits between financial institutions on behalf of the financial institutions' customers.

MPAB 001 (12/99)                                                    Page 3 of 17

     C. CENTRAL DEPOSITORY means any clearing corporation, including any Federal Reserve Bank of the United States, where as the direct result of an electronic clearing and transfer mechanism entries are made on the books reducing the account of the transferor, pledgor or pledgee and increasing the account of the transferee, pledgee or pledgor by the amount of the obligation or the number of shares or rights transferred, pledged or released.

     D. COMPUTER SYSTEM means computers with related peripheral components, including storage components wherever located; systems and applications software; terminal devices; and related local or wide area communication networks, but not the Internet; by which data are electronically collected, transmitted, processed, stored and retrieved.

     E. COMMUNICATIONS TERMINAL means any teletype, teleprinter or video display terminal or similar device capable of sending or receiving information electronically and equipped with a keyboard.

     F. COMPUTER VIRUS means a set of unauthorized instructions, programmatic or otherwise, that propagate themselves through a Computer System operated by the Insured and which were maliciously introduced into the system by a person other than by an identifiable Employee.

     G.   COUNTERFEIT means:

          a. with respect to certificated securities: an imitation which is intended to deceive, and resembles or apparently intends to resemble or to be taken as the original; or

          b. with respect to other Financial Documents: an imitation which is intended to deceive, and to be taken as the original.

     H. ELECTRONIC COMMUNICATION means any communication initiated through a Computer System, a Fax, Telex, TWX and any other electronically transmitted communication.

     I.   ELECTRONIC COMMUNICATION CUSTOMER means:

          a. a natural person or entity authorized by written agreement with the Insured to initiate funds transfer by Fax or other Electronic Communication or by telephone;

          b.   an Automated Clearing House;

          c.   an office of the Insured;

          d.   a financial institution; and

          e.   a Central Depository handling Electronic Securities.

     J. ELECTRONIC COMMUNICATION SYSTEM means electronic communication operations by Fedwire, Clearing House Inter bank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), Clearing House Automated Payment System (CHAPS), an Automated Clearing House Association which is a member of the National Automated Clearing House Association and similar automated communication systems in use by the Insured.

     K. ELECTRONIC COMPUTER INSTRUCTIONS means computer programs, for example, facts or statements converted to a form usable in a Computer System to act upon Electronic Data.

     L. ELECTRONIC DATA means facts or information converted to a form usable in a Computer System and which are stored on Electronic Data Processing Media for use by computer programs.

     M. ELECTRONIC DATA PROCESSING MEDIA means the punched cards, magnetic tapes, punched tapes or magnetic discs or other bulk media on which Electronic Data are recorded.

MPAB 001 (12/99)                                                    Page 4 of 17

     N. ELECTRONIC SECURITY means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer which:

          a.   is a type commonly dealt in upon securities exchanges or markets;
               and

          b. is either one of a class or series or by its terms is divisible into a class or series of shares, participation's, interests or obligations; and

          c.   (1) is not represented a paper certificate, or

               (2)  is part of a master or global paper certificate, or

               (3) represents a paper certificate that has been surrendered by a financial institution and has been combined into a master depository note with the paper certificates being immobilized and individually shown as an electronic entry on the account of the transferor, pledgor or pledgee on the books of a Central Depository.

     O.   EMPLOYEE means

          a.   any of the Insured's officers, partners, or employees; and

          b. any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of, such predecessor; and

          c. attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured; and

          d. guest students pursuing their studies or duties in any of the Insured's offices; and

          e. directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record-keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured; and

          f. any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by an agency furnishing temporary personnel on a contingent or part-time basis; and

          g. each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (i) hereof; and

          h. those persons so designated in Condition N. Central Handling of Securities; and

          i.   any officer, partner or Employee of

               a)   an investment advisor,

               b)   an underwriter (distributor),

               c)   a transfer agent or shareholder accounting record-keeper, or

               d) an administrator authorized by written agreement to keep financial and/or other required records,

MPAB 001 (12/99)                                                    Page 5 of 17
          for an Investment Company named as Insured, while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

          Each employer of temporary personnel or processors as set forth in sub-sections (f) and (g) of the definition of Employee and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Investment Company Bond Coverage Part, excepting, however, Condition L.

          Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

     P. EMPLOYEE BENEFIT PLAN means a benefit plan subject to the requirements of ERISA which is sponsored solely by the Insured for its Employees.

     Q. FALSE PRETENSE means the transfer of Property as the direct result of a fraudulent representation made by a person to the Insured, which must be in possession of the Property at the time of the fraudulent representation and the transfer of the Property.

     R. FAX means a facsimile communication system or similar communication system utilizing teleprocessed imagery that produces a paper copy of a document, but does not mean an Electronic Communication sent by Telex, TWX or an Electronic Communication System.

     S.   FINANCIAL DOCUMENT means a physical document which:

          a.   is a Negotiable Instrument;

          b.   is a letter of credit;

          c. is a written instruction directed to the Insured from, or purportedly from, a customer, Employee or financial institution, of a type customarily prepared by a customer, Employee or financial institution, and upon which the Insured ordinarily acts to cause a deposit, withdrawal or transfer of funds;

          d.   is considered as a matter of law to be primary evidence of:

               (1)  the right to ownership or possession of property; or

               (2)  a debt owed directly or contingently;

          e.   creates or discharges a lien on property;

          f. ordinarily has value transferred by endorsement or assignment coupled with delivery; or

          g.   is Money

          but does not include: (1) traveler's checks; (2) data which exists in a Computer System in electronic form, and (3) bills of lading, dock warrants, dock receipts, warehouse receipts or orders for the delivery of goods including without limitation, any document which evidences or purports to evidence that the holder is entitled to receive, hold and dispose of the document and the goods it covered.

MPAB 001 (12/99)                                                    Page 6 of 17

     T. FORGERY means the signing on an Original Financial Document of the name of another person or organization, including a facsimile signature, without authority with intent to deceive; it does not include a signature consisting in whole or in part of one's own name, signed with or without authority, in any capacity, for any purpose.

     U.   IMPROPER PERSONAL GAIN means an unlawful financial benefit obtained by:

          a.   an Employee or Servicing Contractor; or

          b. persons with whom the Employee was acting in collusion, provided that the Insured establishes that the Employee intended to participate in such benefit; and

          c. an innocent third party, provided that the Insured establish that the Employee transferred funds or Property to the benefit of such third party with the knowledge that such third party was not entitled to such funds or Property, and the funds or Property are not recoverable by the Insured.

          The term does not include any type of benefits earned in the course of employment, including salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other emoluments, nor any benefit which any officer or director of the Insured not in collusion with the Employee was aware that the Employee was receiving.

     V. INSURED means the Parent Company and the Subsidiaries. Insured as used in Insuring Clause B. includes any Employee Benefit Plan.

     W.   ITEMS OF DEPOSIT means one or more checks or drafts.

     X. MONEY means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

     Y.   NEGOTIABLE INSTRUMENT means any document which

          a.   is signed by the maker or drawer;

          b. contains an unconditional promise or order to pay a sum certain in money and no other promise, order, obligation or power given by the maker or drawer;

          c.   is payable on demand or at a definite time; and

          d.   is payable to order or bearer.

     Z. ORIGINAL FINANCIAL DOCUMENT means a Financial Document which has been completed, with or without signature, by natural persons who were acting with authority in completing the document at the time it was completed.

     AA. PROPERTY means Financial Documents, Electronic Data Processing Media, Electronic Data, gems, jewelry, precious metals in bars or ingots, and all other tangible items of personal property owned by the Insured, or for which the Insured is legally liable other than as lessee.

     BB. SERVICE BUREAU means a person or entity authorized by written agreement to perform data processing services for others using Computer Systems.

     CC. SERVICING CONTRACTOR means any person or entity (other than an Employee) authorized by the Insured to act for the Insured in the capacity of:

          a. servicer of real estate mortgage or home improvement loans made, held by or assigned to the Insured; or

MPAB 001 (12/99)                                                    Page 7 of 17

          b. manager of real property owned by or under the supervision or control of the Insured as evidenced by a written contract customarily used by the Insured for that purpose, and only while the person or entity is acting within the general scope of those duties. The partners, officers, directors and employees of a Servicing Contractor shall collectively be deemed to be one person for all purposes of this Coverage Part.

     DD. SINGLE LOSS means all covered loss, including Claims Expense covered under Insuring Clause H., resulting from:

          a. any one act or series of related acts of Theft, False Pretense or attempt thereat, in which no Employee is implicated, or

          b. any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

          c. all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

          d. any one casualty or event not specified in (a), (b) or (c) preceding.

     EE.  TESTED means:

          a. As respects Fax, Telex, TWX or other means of written communication: a method of authenticating the contents of the written communication by affixing to it a valid test key that has been exchanged between the Insured and a customer, an office of the Insured or another financial institution; and

          b. as respects voice: a call-back prior to acting on the instruction to a person authorized by written agreement with the Insured to authenticate the instruction, other than a call to the person who purportedly initiated the instruction, provided the instruction and call-back are recorded.

     FF. THEFT means robbery, burglary, and any other unlawful taking not accomplished by trick or false representation.

III. EXCLUSIONS

     A.   This Investment Company Bond Coverage Part does not apply to:

          1. loss resulting directly or indirectly from dishonest or fraudulent acts by any Employee, except when covered under Insuring Clauses A. or B.;

          2. loss resulting directly or indirectly from trading whether or not committed by an Employee and whether or not in the name of the Insured and whether or not in a genuine or fictitious account;

          3. loss of trade secrets, confidential processing methods, customer lists, or other confidential or proprietary information of any kind;

          4. loss to one or more of the Insureds which benefits another of the Insureds;

          5. loss caused by a customer after discovery by a director or officer of the Insured of an actual or potential loss of the type covered hereunder caused by that customer;

          6.   a loss resulting directly or indirectly from:


MPAB 001 (12/99)                                                    Page 8 of 17

               (1) riot or civil commotion outside any country in which the Insured has an office which is permanently staffed by an Employee, or loss due to war or insurrection, except for loss of Property in transit, if when such transit was initiated, there was no knowledge of such riot, civil commotion, war or insurrection on the part of the Insured in initiating such transit;

               (2)  the effect of nuclear fission or fusion or radioactivity;

               (3) any event with respect to which notice has been given prior to the Effective Date set forth in Item 4. of the Declarations of this Investment Company Bond Coverage Part under any policy or bond providing the same or similar coverage to that afforded under this Investment Company Bond Coverage Part;

               (4) any event which is not discovered during the Policy Period, and not reported in the form and substance provided in Subsection 6. of the General Conditions and Limitations of this Policy;

               (5) circumstances or occurrences known to any Executive Officer or the Company's risk manager prior to the inception of this Investment Company Bond Coverage Part;

          7. loss which could have been recovered, but was not recovered, due to the failure of the Insured to pursue reasonable efforts to make recovery from persons responsible for causing it;

          8. damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this Investment Company Bond Coverage Part;

          9.   loss of use of funds or Property;

          10. potential income, including but not limited to interest and dividends, not realized by the Insured;

          11.  the insolvency of another financial or depository institution.

     B.   Exclusions Applicable to Insuring Clause A. Only

          a. Insuring Clause A. does not apply to loss resulting directly or indirectly from:

                    (1) acts of any Employee which are committed after any director or officer of the Insured, not in collusion with the Employee, learns of any dishonest or fraudulent act committed by the Employee, whether in the employment of the Insured or otherwise, and whether or not of the type covered under this Insuring Clause, unless the acts occurred prior to the Employee's employment with the Insured and involved a loss of less than $10,000; or

                    (2) any transaction which is or purports to be a loan or other extension of credit to or from the Insured, including the acquisition of false or genuine accounts, invoices, notes or agreement;

          b. Insuring Clause A. does not apply to loss covered under Insuring Clause B.

     C.   Exclusions Applicable to Insuring Clause B. Only

          Insuring Clause B. does not apply to loss resulting directly or indirectly from acts of any Employee which are committed after any director or officer of the Insured, not in collusion with the Employee, learns of any dishonest or fraudulent act committed by the Employee, whether in the employment of the Insured or otherwise, and whether or not of the type covered under this Insuring Clause, unless the acts occurred prior to the Employee's employment with the Insured and involved a loss of less than $10,000.

MPAB 001 (12/99)                                                    Page 9 of 17

     D.   Exclusions Applicable to Insuring Clause C. Only

          Insuring Clause C. does not apply to loss:

          a.   of Property while in customers' safe deposit boxes;

          b. of Property surrendered away from an office or premises of the Insured as a result of a threat:

               (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

               (2) to do damage to the offices, premises or property of the Insured.

          c.   of Property lost while in the mail;

          d. of Electronic Data Processing Media or Electronic Data lost in transit other than by armored motor vehicle;

          e. of personal property not specifically enumerated in the definition of Property, for which the Insured is legally liable if the Insured has any other insurance, regardless of amount, under which the property is covered; and in all events after 60 days from the date the Insured became legally liable for the property; or

          f.   resulting directly or indirectly from:

               (1)  any forgery, alteration or counterfeiting;

               (2) erroneous credits to a depositor's account, unless payment or withdrawal is physically received by the depositor or representative of the depositor who is within the office of the Insured at the time of the payment or withdrawal;

               (3) items of deposit which are not finally paid for any reason, including but not limited to forgery or any other fraud;

               (4)  Electronic Communications or telephonic communications; or

               (5) any transaction which is or purports to be a loan or other extension of credit to or from the Insured, including the acquisition of false or genuine accounts, invoices, notes or agreements;

     E.   Exclusions Applicable to Insuring Clause D. Only

          Insuring Clause D. does not apply to loss resulting directly or indirectly from:

          a.   any document presented as a copy;

          b. items of deposit which are not finally paid, or for which provisional credit it is otherwise properly revoked, for any reason, including but not limited to forgery or any other fraud; or

          c. a fraudulent entry of Data into, or change, modification, or destruction of data elements or programs within a Computer System operated or used by the Insured.

     F.   Exclusion Applicable to Insuring Clause E. Only

          Insuring Clause E. does not apply to loss resulting directly or indirectly from any document presented as a copy.

MPAB 001 (12/99)                                                   Page 10 of 17

     G.   Exclusions Applicable to Insuring Clause F. Only

          Insuring Clause F. does not apply to loss resulting directly or indirectly from:

          a. any transaction which is or purports to be a loan or other extension of credit to a Servicing Contractor, including "warehousing" of mortgage loans, whether procured in good faith or through fraud or false pretenses;

          b. the failure of any Servicing Contractor to collect or receive Money for the account of the Insured, notwithstanding any agreement between the Servicing Contractor and the Insured; or

          c. the failure to remit Money collected or received for the account of the Insured by any Servicing Contractor unless the Servicing Contractor is legally liable to the Insured for loss of the Money.

     H.   Exclusions Applicable to Insuring Clause G. Only

          Insuring Clause G. does not apply to loss resulting directly or indirectly from:

          a. liability assumed by the Insured under any contract unless such liability would have attached to the Insured in the absence of such agreement;

          b. a threat to do bodily harm to any person, or to do damage to the premises or property of the Insured;

          c. forged, altered or fraudulent Financial Documents used as source documentation in the preparation of Electronic Data or manually keyed in a Communication Terminal;

          d. Financial Documents except as converted to Electronic Data and then only in such converted form;

          e. resulting directly or indirectly from the accessing of any confidential information, including but not limited to trade secret information, computer programs or customer information;

          f. resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Data Processing Media failure or breakdown, any malfunction or error in programming, or errors or omissions in processing;

          g. the input of Electronic Data at an authorized terminal of an electronic funds transfer system or a customer communication system by a customer or other person who had authorized access to the customer's authentication mechanism; or

          h. fraudulent features contained in Electronic Computer Instructions developed for sale to, or that are sold to, multiple customers at the time of their acquisition from a vendor or consultant.

     I.   Exclusion Applicable to Insuring Clause J. Only

          Insuring Clause J. does not apply to loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

IV. OTHER CONDITIONS

     A.   DISCOVERY

          This Investment Company Bond Coverage Part applies to loss discovered by the Insured during the Policy Period. Discovery occurs when any Executive Officer or the Company's risk manager first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this Investment Company Bond Coverage Part has been or will be incurred, regardless of when the acts or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

MPAB 001 (12/99)                                                   Page 11 of 17

          Discovery also occurs when any Executive Officer or the Company's risk manager receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a Loss under this Investment Company Bond Coverage Part.

     B.   LIMIT OF LIABILITY

          With respect to this Investment Company Bond Coverage Part only, and notwithstanding anything to the contrary in General Condition and Limitation No. 5 of this Policy, the payment of any loss under this Investment Company Bond Coverage Part shall not reduce the liability of the Insurer for other losses covered under this Investment Company Bond Coverage Part. If a single aggregate Limit of Liability for all Coverage Parts is granted as provided in Item 3(A) of the Declarations of this Policy, the payment of loss under this Investment Company Bond Coverage Part shall reduce the liability of the Insurer for losses covered under any LIABILITY COVERAGE PARTS.

          The most the Insurer will pay for loss resulting from any SINGLE LOSS is the applicable Limit of Liability shown in Item 3 of the Declarations; provided, however, that regardless of the number of years this Investment Company Bond Coverage Part remains in force or the number of premiums paid, no Limit of Liability cumulates from year to year or period to period.

     C.   SINGLE LOSS COVERED BY SINGLE INSURING CLAUSE

          The Insurer will pay for loss resulting from a SINGLE LOSS under only a single Insuring Clause. If two or more Insuring Clauses of this Investment Company Bond Coverage Part apply to a SINGLE LOSS, the INSURED may elect the Insuring Clause under which it will seek coverage. In no event will the Insurer pay more than the applicable Limit of Liability under the applicable Insuring Clause in respect of such SINGLE LOSS.

     D.   DEDUCTIBLE

          The Insurer will not pay for loss resulting from a SINGLE LOSS unless the amount of such loss exceeds the applicable SINGLE LOSS deductible shown in Item 2 of the Declarations. The Insurer will then pay the amount in excess of such deductible, subject to the applicable Limit of Liability.

          There shall be no deductible applicable to any loss under Insuring Clause A. sustained by any Investment Company named as Insured herein.

     E.   NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST THE INSURER

          (a) Within six (6) months after such discovery, the Insured shall furnish to the Insurer proof of loss, duly sworn to, with full particulars;

          (b) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith;

          (c) Legal proceedings for the recovery of any Loss hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of loss is filed with the Insurer or after the expiration of twenty-four (24) months from the discovery of such Loss;

          (d) If any limitation embodied in this Investment Company Bond Coverage Part is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law;

          (e) This Investment Company Bond Coverage Part affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

MPAB 001 (12/99)                                                   Page 12 of 17

     F.   VALUATION

          (1)  Money

               Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange as of 12:01 a.m. on the date of discovery of the loss.

          (2)  Electronic Data Processing Media

               In case of loss of, or damage to Electronic Data Processing Media used by the Insured in its business, the Insurer shall be liable only if such items are actually reproduced by other Electronic Data Processing Media of the same kind or quality and then for not more than the cost of the blank media plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data Processing Media, subject to the applicable Limit of Liability.

          (3)  Books of Account and Other Records

               In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Insurer shall be liable only if such books or record are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

          (4)  Property other than Money, Securities, Records, or Media

               In case of loss of, or damage to, any Property other than Money, securities, books of account or other records or Electronic Data Processing Media, the Insurer shall not be liable for more than the actual cash value, with proper deduction for depreciation, of such Property. The Insurer may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Insurer and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

          (5)  Electronic Data

               In case of loss of Electronic Data the Insurer shall be liable under Insuring Clause C. of this Investment Company Bond Coverage Part only if such data is actually reproduced by other Electronic Data of the same kind or quality and then for not more than the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data.

               However, if such Electronic Data cannot be reproduced and said Electronic Data represents securities, or financial instruments having a value, then the loss will be valued as indicated in paragraph 5 of this Condition.

          (6)  Set-Off

               Any loss covered under this Investment Company Bond Coverage Part shall be reduced by all money and property received by the Insured from any source in connection with any matter from which a loss has arisen, including payment of principal, interest, dividends, commissions and the like, whenever and however paid. Any loss covered under this Investment Company Bond Coverage Part shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Clause A.

MPAB 001 (12/99)                                                   Page 13 of 17

     G.   SECURITIES SETTLEMENT AND VALUATION

          In the event of a loss of securities covered under Insuring Clause C. of this Investment Company Bond Coverage Part, the Insured shall, subject to the conditions stated below, first attempt to replace the lost securities by use of a letter of indemnity issued by it. In the event that it is unable to replace the lost securities by a letter of indemnity, the Insured shall, subject to the Insurer's prior consent, secure a lost instrument bond for the purpose of obtaining the issuance of duplicate securities.

          It is further agreed that the Insurer will indemnify the Insured for such sum, in excess of the applicable Deductible stated in the Declarations, not exceeding the amount of the Single Loss Limit of Liability stated in the Declarations, remaining available for the payment of any loss at the time of the execution by the Insured of a letter of indemnity or the securing of the lost instrument bond, which the Insured may be required to pay either during the Policy Period or any time thereafter by reason of any indemnifying agreement executed by the Insured or delivered by the Insured to the company issuing the lost instrument bond.

          It is further agreed that the Insured shall bear the cost of obtaining such letter of indemnity or lost instrument bond for that portion of the loss which falls within the applicable Deductible or which is in excess of the Single Loss Limit of Liability remaining available for the payment of said loss.

          The Insurer shall bear the cost of obtaining such letter of indemnity or lost instrument bond for that loss which would be covered under Insuring Clause C. of this Investment Company Bond Coverage Part and which exceeds the Deductible and is within the Single Loss Limit of Liability remaining available for the payment of any loss.

          In the event the Insured sustains a loss of securities covered under Insuring Clause C. of this Investment Company Bond Coverage Part but the securities are valued at an amount in excess of the Single Loss Limit of Liability, the Insured may apply any portion of the applicable Single Loss Limit of Liability, up to an amount not to exceed 50% of that limit, to the purchase of a lost instrument bond under its own indemnity to replace some or all of those securities. In the event the Insured elects to do so, the Single Loss Limit of Liability shall be reduced by the amount used to purchase the lost instrument bond and the remainder of the Single Loss Limit of Liability shall be applied to settlement of loss.

          Any lost instrument bond purchased pursuant to this section will be purchased from the Insurer, or its affiliates, unless the Insurer and its affiliates decline to issue it.

          Under this Insuring Clause only, loss includes the value of subscription, conversion, redemption or deposit privileges for Financial Documents unless they are lost while in the mail or with a carrier for hire other than an armored motor vehicle company for the purpose of transportation. The privileges shall be valued as of the date immediately preceding the expiration thereof, as determined by arbitration or agreement.

          The Insurer is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Investment Company Bond Coverage Part.

     H.   ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION

          (1) In the event of payment under this Investment Company Bond Coverage Part, the Insured shall deliver, if so requested by the Insurer, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

          (2) In the event of payment under this Investment Company Bond Coverage Part, the Insurer shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

MPAB 001 (12/99)                                                   Page 14 of 17

          (3) Recoveries, whether effected by the Insurer or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single Loss Limit of Liability, secondly, to the Insurer as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in Subsection E. of the Conditions of this Investment Company Bond Coverage Part or recovery from reinsurance or indemnity of the Insurer shall not be deemed a recovery as used herein.

          (4) Upon the Insurer's request and at reasonable times and places designated by the Insurer the Insured shall:

               (a) submit to examination by the Insurer and subscribe to the same under oath; and

               (b) produce for the Insurer's examination all pertinent records; and

               (c) cooperate with the Insurer in all matters pertaining to the loss.

          (5) The Insured shall execute all papers and render assistance to secure the Insurer the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

     I.   OWNERSHIP

          This Investment Company Bond Coverage Part shall apply to loss of Property or Electronic Data Processing Media and Electronic Data (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable.

     J.   TERMINATION OF THIS Investment Company Bond Coverage Part

          In addition to any termination pursuant to Subsection 12. of the General Conditions and Limitations of this Policy, this Investment Company Bond Coverage Part shall also terminate in its entirety:

          (1)  upon the voluntary liquidation or dissolution of the Parent
               Company;

          (2) upon the appointment of (1) a receiver, trustee or other fiduciary of the property of the Parent Company, or (2) a committee for the dissolution thereof; or

          (3) as to any Insured other than the Parent Company upon the appointment of (1) a receiver, trustee or other or fiduciary of the property of said Insured or (2) a committee for the dissolution thereof.

     K.   ACTION AGAINST SERVICING CONTRACTOR, SERVICE BUREAU OR CUSTOMER

          This Investment Company Bond Coverage Part does not afford coverage in favor of any Servicing Contractor, Service Bureau or customers of aforesaid, and upon payment to the Insured by the Insurer on account of any loss through fraudulent or dishonest acts committed by any of the partners, directors, officers or employees of such Servicing Contractor, Service Bureau or customers whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as they may have against such Servicing Contractor, Service Bureau, or customers by reason of such acts so committed shall, to the extent of such payment, but given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer, the rights provided herein.

     L. TERMINATION OR CANCELLATION AS TO ANY EMPLOYEE, SERVICING CONTRACTOR OR SERVICE BUREAU


MPAB 001 (12/99)                                                   Page 15 of 17

          This Investment Company Bond Coverage Part terminates as to any Employee or Servicing Contractor as soon as any Executive Officer or the Company's risk manager learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under the Insuring Clauses A. or B., against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person. Termination of coverage as to any Insured terminates liability for any Loss sustained by such Insured which is discovered after the effective date of such termination.

          This Investment Company Bond Coverage Part terminates as to any Service Bureau as soon as any Executive Officer or the Company's risk manager, shall learn of any dishonest or fraudulent act committed by any partner, director, officer or employee of any such Service Bureau at any time against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person.

     M.   ERISA WARRANTY

          The Insurer warrants that the coverage afforded by this Investment Company Bond Coverage Part will be equal to that required of the Insured by regulations properly promulgated under the ERISA with respect to losses caused by fraudulent or dishonest acts of Employees and sustained by Employment Benefit Plans.

     N.   CENTRAL HANDLING OF SECURITIES

          Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

          The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition, a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporations on a contract basis.

          The Insurer shall not be liable on account of any loss (es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss (es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss (es), and then the Insurer shall be liable hereunder only for the Insured's share of such excess loss (es), but in no event for more than the Limit of Liability applicable hereunder.

          For the purpose of determining the Insured's share of excess loss (es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest that the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable and recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

MPAB 001 (12/99)                                                   Page 16 of 17

          This Investment Company Bond Coverage Part does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss (es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer the rights provided for herein.


















MPAB 001 (12/99)                                                   Page 17 of 17

                                   SIGNATURES

--------------------------------------------------------------------------------
Named Insured                                                 Endorsement Number
PHOENIX INVESTMENT PARTNERS, LTD.                             1
--------------------------------------------------------------------------------
                                                                  Effective Date
Policy Symbol    Policy Number     Policy Period                  of Endorsement
DON              G21648425 005     09/01/2006  to 09/01/2007      09/01/2006
--------------------------------------------------------------------------------
Issued By (Name of Insurance Company)
ACE AMERICAN INSURANCE COMPANY
--------------------------------------------------------------------------------

THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

              By signing and delivering the policy to you, we state
                          that it is a valid contract.

                  INDEMNITY INSURANCE COMPANY OF NORTH AMERICA
     436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

                    BANKERS STANDARD FIRE AND MARINE COMPANY
     436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

                       BANKERS STANDARD INSURANCE COMPANY
     436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

                         ACE INDEMNITY INSURANCE COMPANY
     436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

                         ACE AMERICAN INSURANCE COMPANY
     436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

                   ACE PROPERTY AND CASUALTY INSURANCE COMPANY
     436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

                       INSURANCE COMPANY OF NORTH AMERICA
     436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

                       PACIFIC EMPLOYERS INSURANCE COMPANY
     436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

                     ACE FIRE UNDERWRITERS INSURANCE COMPANY
     436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703


    /s/George D. Mulligan                          /s/John J. Lupica
GEORGE D. MULLIGAN, Secretary                  JOHN J. LUPICA, President


                       WESTCHESTER FIRE INSURANCE COMPANY
           1325 Avenue of the Americas, 19th Floor, New York, NY 10019


    /s/George D. Mulligan                          /s/Dennis A. Crosby, Jr.
GEORGE D. MULLIGAN, Secretary                  DENNIS A. CROSBY, JR., President


                                                   /s/John J. Lupica
                                               JOHN J. LUPICA, President
                                               ---------------------------------
                                                       Authorized Agent

CC-1K11e (02/06) Ptd. in U.S.A.

                CONNECTICUT CHANGES - CANCELLATION AND NONRENEWAL

--------------------------------------------------------------------------------
Named Insured                                                 Endorsement Number
PHOENIX INVESTMENT PARTNERS, LTD.                             2
------------------------- ------------------------ -----------------------------
                                                                  Effective Date
Policy Symbol    Policy Number      Policy Period                 of Endorsement
DON              G21648425 005      09/01/2006  to 09/01/2007     09/01/2006
--------------------------------------------------------------------------------
Issued By (Name of Insurance Company)
ACE AMERICAN INSURANCE COMPANY
--------------------------------------------------------------------------------


         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

If the policy or coverage part to which this endorsement applies contains cancellation or nonrenewal provisions more favorable to the Named Insured than this endorsement, then those provisions apply.

     The Cancellation Condition is replaced by the following:

     CANCELLATION

     A. The first Named Insured shown in the Declarations may cancel this policy by mailing or delivering to us advance written notice of cancellation.

     B.   Cancellation of policies in effect for less than 60 days

          If this policy has been in effect for less that 60 days and is not a renewal of a policy we issued, we may cancel this policy for any reason by giving you written notice of cancellation at least:

          1. 10 days before the effective date of cancellation if we cancel for nonpayment of premium; or
          2. 30 days before the effective date of cancellation if we cancel for any other reason.

     C.   Cancellation of policies in effect for 60 days or more.

          1. If this policy has been in effect for 60 days or more or this is a renewal of a policy we issued, we may cancel this policy by giving you written notice of cancellation at least:

               a. 10 days before the effective date of cancellation if we cancel for one or more of the following reasons:
                    (1)  Nonpayment of premium:
                    (2) Conviction of a crime arising out of acts increasing the hazard insured against;
                    (3) Discovery of fraud or material misrepresentation by you in obtaining the policy or in perfecting any claim thereunder;
                    (4) Discovery of any willful or reckless act or omission by you increasing the hazard insured against; or
                    (5) A determination by the Commissioner that continuation of the policy would violate or place us in violation of the law; or

               b. 60 days before the effective date of cancellation if we cancel for one or more of the following reasons:
                    (1) Physical changes in the property which increase the hazard insured against;
                    (2)  A material increase in the hazard insured against; or
                    (3) A substantial loss of reinsurance by us affecting this particular line of insurance.

          2. We may not cancel policies in effect for 60 days or more or renewal policies for any reason other than the reasons described in Paragraph C.1. above.

          3. If we cancel for nonpayment of premium, you may continue the coverage and avoid the effect of the cancellation by payment in full at any time prior to the effective date of cancellation.


LD-2S55 (3/92) Printed in U.S.A.                                     Page 1 of 2

          4.   Notice of Cancellation will be delivered sent by:

               (a) Registered mail;
               (b) Certified mail; or
               (c) Mail evidenced by a United States Post Office certificate of mailing.


     D.   We will give notice to you at your last mailing address known to us.

     E. Notice of cancellation will state the effective date of cancellation. The policy period will end on that date.

     F. If this policy is cancelled, we will send the first Named Insured any premium refund due. If we cancel, the refund will be pro rata. If the first Named Insured cancels, the refund may be less than pro rata. The cancellation will be effective even if we have not made or offered a refund.

     G. If notice is mailed, proof of mailing will be sufficient proof of notice.

      The following is added and supersedes any other provision to the contrary:

     WHEN WE DO NOT RENEW
     A. If we decide not to renew this policy, we will mail or deliver to you a written notice of nonrenewal, stating the reason for nonrenewal, at least 60 days before the expiration date of this policy. The notice will be sent to your address last known to us.

     B.   This notice will be delivered or sent by:

          1.   Registered mail
          2.   Certified mail; or
          3.   Mail evidence by a certificate of mailing.

          If notice is mailed, proof of mailing is sufficient proof of notice.

     C. However, we are not required to send this notice if nonrenewal is due to your failure to pay any advance premium required for renewal.

     D. With respect to automobile liability insurance policies only, your policy shall terminate on the effective date of any other insurance policy you purchase with respect to any automobile designated in both policies.











                                                     /s/John J. Lupica
                                                 JOHN J. LUPICA, President
                                                 -------------------------------
                                                        Authorized Agent


LD-2S55 (3/92) Printed in U.S.A.                                     Page 2 of 2

                       CONNECTICUT AMENDATORY ENDORSEMENT

--------------------------------------------------------------------------------
Named Insured                                                 Endorsement Number
PHOENIX INVESTMENT PARTNERS, LTD.                             3
--------------------------------------------------------------------------------
                                                                  Effective Date
Policy Symbol    Policy Number      Policy Period                 of Endorsement
DON              G21648425 005      09/01/2006  to 09/01/2007     09/01/2006
--------------------------------------------------------------------------------
Issued By (Name of Insurance Company)
ACE AMERICAN INSURANCE COMPANY
--------------------------------------------------------------------------------


         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

        THIS ENDORSEMENT MODIFIES INSURANCE PROVIDED UNDER THE FOLLOWING:

1.   Section II. DEFINITIONS is amended by the addition of the following:

     "Q. "Termination of Coverage" means the Policy expiration date set forth in
     Item 2 of the Declarations, or its earlier cancellation date, if any."

2. Section III. EXTENDED REPORTING PERIOD A. and B. are deleted and replaced with the following:

     "A   Automatic and Additional Extended Reporting Period

          1. If the Named Entity cancels or non-renews this Policy, or if the Insurer cancels this Policy for non-payment of premium or decides not to renew this Policy, a new exclusion, or any other change in coverage less favorable to the Named Entity, then, without any additional premium being required, there shall be an automatic extension of this Policy for a period of 30 days immediately following the Termination of Coverage, but only with respect to any Wrongful Act committed before the earlier of the Termination of Coverage or the effective date of any Takeover. This period shall be referred to as the "Automatic Extended Reporting Period."

          2. If the Named Entity cancels or non-renews this Policy or if the Insurer cancels this Policy for non-payment of premium or decides not to renew this Policy, the Insureds shall have the right to purchase, upon payment of an additional premium of 75% of the total premium for this Policy, an extension of this Policy for a period of 11 calendar months immediately following the expiration of the Automatic Extended Reporting Period, but only with respect to any Wrongful Act committed before the earlier of the Termination of Coverage or the effective date of any Takeover. This period shall be referred to as the "Additional Extended Reporting Period." The Automatic Extended Reporting Period and the Additional Extended Reporting Period shall be referred to collectively as the "Extended Reporting Period."

          3. The Insurer must provide written notice advising the Named Entity of the Automatic Extended Reporting Period and the availability of, the premium for, and the importance of, purchasing the Additional Extended Reporting Period. Such notice must be mailed or delivered no earlier than the date of notification of cancellation or non-renewal, nor later than 15 days after the Termination of Coverage.

     B. As a condition precedent to the right to purchase the Additional Extended Reporting Period, the total premium for this Policy must have been paid. The right to purchase the Additional Extended Reporting Period shall end unless written notice and full payment of the premium for such period is received by the Insurer within 30 days after the Policy expiration date or 15 days after the date of the mailing or delivery of the written notice provided pursuant to Clause A.3. above, whichever is greater."

3. Section III. EXTENDED REPORTING PERIOD C. is amended by the insertion of the word "Additional" immediately before the phrase "Extended Reporting Period."

All the provisions of the Policy remain unchanged.


                                                     /s/John J. Lupica
                                                 JOHN J. LUPICA, President
                                                 -------------------------------
                                                        Authorized Agent

MPP2Z78 (12/99)  Printed in U.S.A.

                                               U.S. TREASURY DEPARTMENT'S OFFICE
                                              OF FOREIGN ASSETS CONTROL ("OFAC")
[GRAPHIC OMITTED][GRAPHIC OMITTED]              ADVISORY NOTICE TO POLICYHOLDERS




This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. PLEASE READ THIS NOTICE CAREFULLY.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

     o  Foreign agents;
     o  Front organizations;
     o  Terrorists;
     o  Terrorist organizations; and
     o  Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.



PF-17914  (2/05)     Reprinted, in part, with permission of          Page 1 of 1
                              ISO Properties, Inc.

                                                         INVESTMENT COMPANY BOND
                                                                   COVERAGE PART

[LOGO] ACE AMERICAN INSURANCE COMPANY



                                                            DECLARATIONS
                                                            ------------

------------------------------------------------------------------------------------------------------------------------------------
POLICY NO. DON G21648425 005
------------------------------------------------------------------------------------------------------------------------------------
                                                                   ITEM 1.                            ITEM 2.

                                                                   COVERAGES PURCHASED AND SINGLE
                                   COVERAGE                        LOSS LIMITS LIABILITY               SINGLE LOSS DEDUCTIBLES:
------------------------------------------------------------------------------------------------------------------------------------
          A.  Employee Dishonesty - Insured Indemnity              $15,000,000                        $50,000

------------------------------------------------------------------------------------------------------------------------------------
          B.  Employee Dishonesty - Employee Benefit Plan          $15,000,000                        $50,000
              Indemnity
------------------------------------------------------------------------------------------------------------------------------------
          C.  Property                                             $15,000,000                        $50,000
------------------------------------------------------------------------------------------------------------------------------------
          D.  Financial Documents                                  $15,000,000                        $50,000
------------------------------------------------------------------------------------------------------------------------------------
          E.  Defective Signatures                                 $15,000,000                        $50,000
------------------------------------------------------------------------------------------------------------------------------------
          F.  Servicing Contractors                                Nil                                Nil
------------------------------------------------------------------------------------------------------------------------------------
          G.  Computer Fraud/Fraudulent                            $15,000,000                        $50,000
              Transfer Instructions
------------------------------------------------------------------------------------------------------------------------------------
          H.  Claims Expense                                       $100,000                           $0
------------------------------------------------------------------------------------------------------------------------------------
          I.  Stop Payment Order Liability                         $50,000                            $5,000
------------------------------------------------------------------------------------------------------------------------------------
          J.  Uncollectible Items of Deposit                       $100,000                           $5,000
------------------------------------------------------------------------------------------------------------------------------------
          K.  Unauthorized Signature                               $15,000,000                        $50,000
------------------------------------------------------------------------------------------------------------------------------------
     ITEM 3.  Endorsements to this Coverage Part Effective at Inception:

              1-15

------------------------------------------------------------------------------------------------------------------------------------
     ITEM 4.  Effective Date: 09/01/2006
------------------------------------------------------------------------------------------------------------------------------------
     ITEM 5.  Aggregate Limit of Liability:
              $15,000,000 for all Loss in Limit Period under all Insuring Clauses combined.
              -----------


------------------------------------------------------------------------------------------------------------------------------------





                                                                                                 /s/John J. Lupica
Date:          09/01/2006                                                                    JOHN J. LUPICA, President
     ----------------------------------                                                      -----------------------------

                                    RIDER #1

This rider effective       12:01am       September 1, 2006       forms a part of
Bond number DON G21648425 005
Issued to    Phoenix Investment Partners,Ltd.

IT IS UNDERSTOOD AND AGREED THAT THE NAME OF INSURED SHALL INCLUDE THE FOLLOWING:
Phoenix Investment Partners, Ltd
Phoenix Investment Counsel, Inc.
Phoenix Equity Planning Corporation
PXP Institutional Markets Group (fka National Securities & Research Corporation)
Duff & Phelps Investment Management Co.
Phoenix Variable Advisors
Pasadena Capital Corporation
Roger Engemann & Associates, Inc.
Pasadena National Trust Company
Seneca Capital Management, LLC
Capital West Asset Management, LLC
PXP Securities Corp.
Rutherford Financial Corporation
Walnut Asset Management, LLC
Rutherford Brown & Catherwood, LLC
Phoenix-Zweig Advisers LLC (as adviser to The Zweig Fund and The Zweig Total Return Fund)
Kayne Anderson Rudnick Investment Management LLC
Worldwide Phoenix Limited


Phoenix-Aberdeen Worldwide Opportunities Fund

Phoenix-Goodwin California Tax Exempt Bond Fund

Phoenix Duff & Phelps Institutional Mutual Funds
         Phoenix Duff & Phelps Institutional Managed Bond Portfolio
         Phoenix Duff & Phelps Institutional Growth Stock Portfolio

Phoenix  Edge Series Fund (The)
         Phoenix-Aberdeen International Series
         Phoenix-Duff & Phelps Real Estate Series
         Phoenix-Engemann Small & Mid-Cap Growth Series
         Phoenix-Engemann Capital Growth Series
         Phoenix-Goodwin Money Market Series
         Phoenix-Goodwin Multi-Sector Fixed Income Series
         Phoenix-Hollister Value Equity Series
         Phoenix-Kayne Large-Cap Core Series
         Phoenix-Kayne Small-Cap Quality Value Series
         Phoenix-Oakhurst Growth & Income Series
         Phoenix-Oakhurst Strategic Allocation Series
         Phoenix-Seneca Strategic Theme Series
         Phoenix-Seneca Mid Cap Growth Series
         Phoenix-AIM Mid-Cap Equity Series
         Phoenix-Alliance/Bernstein Growth & Value Series
         Phoenix-Alliance Bernstein Research Enhanced Index Series (fka Phoenix-J. P. Morgan Research
                                                   Enhanced Index Series


         Phoenix-Janus Flexible Income Series
         Phoenix-Lord Abbett Large-Cap Value Series
         Phoenix-Lord Abbett Mid-Cap Value Series
         Phoenix-Lord Abbett Bond-Debenture Series
         Phoenix-Lazard International Equity Select Series
         Phoenix-Lazard Small-Cap Value Series
         Phoenix-Lazard U.S. Multi-Cap Series
         Phoenix-MFS Investors Growth Stock Series (fka Phoenix-Janus Growth Series - merged into
                 Phoenix-MFS Investors Growth Stock Series 2/14/03)
         Phoenix-MFS Investors Trust Series
         Phoenix-MFS Value Series
         Phoenix-Northern Dow 30 Series (fka Phoenix-Deutsche Dow 30 Series)
         Phoenix-Northern NASDAQ 100 Series (fka Phoenix-Deutsche NASDAQ 100 Series)
         Phoenix-Sanford Bernstein Mid-Cap Value Series (fka Phoenix-Schafer Mid-Cap Value Series)
         Phoenix-Sanford Bernstein Global Value Series
         Phoenix-Sanford Bernstein Small-Cap Value Series
         Phoenix-State Street Research Small-Cap Growth Series

Phoenix-Engemann Funds (The)
         Phoenix-Engemann Balanced Return Fund
         Phoenix-Engemann Focus Growth Fund
         Phoenix-Engemann Nifty Fifty Fund
         Phoenix-Engemann Small & Mid Cap Fund

Phoenix Equity Series Fund
         Phoenix-Duff & Phelps Core Equity Fund
         Phoenix-Oakhurst Growth & Income Fund

Phoenix Investment Trust 97
         Phoenix-Hollister Value Equity Fund
         Phoenix-Hollister Small Cap Value Fund

Phoenix-Kayne Funds
         Phoenix-Kayne Large Cap Fund
         Phoenix-Kayne Small-Mid Cap
         Phoenix-Kayne International Fund
         Phoenix-Kayne Intermediate Total Return Bond Fund
         Phoenix-Kayne California Intermediate Tax-Free Bond Fund

Phoenix Multi-Portfolio Fund
         Phoenix-Goodwin Emerging Markets Bond Portfolio
         Phoenix-Aberdeen International Portfolio
         Phoenix-Seneca Tax Sensitive Growth Fund (liquidated 7/25/03)
         Phoenix-Duff & Phelps Real Estate Securities Portfolio
         Phoenix-Goodwin Tax-Exempt Bond Portfolio

Phoenix Multi-Series Trust
         Phoenix-Goodwin Multi-Sector Fixed Income Fund
         Phoenix-Goodwin Multi-Sector Short Term Bond Fund

Phoenix-Oakhurst Income & Growth Fund

Phoenix-Oakhurst Strategic Allocation Fund

Phoenix Partner Select Funds
         Phoenix Partner Select Wealth Builder Fund
         Phoenix Partner Select Wealth Guardian Fund

Phoenix-Seneca Funds
         Phoenix-Seneca Bond Fund
         Phoenix-Seneca Mid Cap "EDGE" Fund
         Phoenix-Seneca Real Estate Securities Fund

Phoenix Series Fund
         Phoenix-Engemann Aggressive Growth Fund Series
         Phoenix-Oakhurst Balanced Fund Series
         Phoenix-Engemann Capital Growth Fund Series
         Phoenix-Goodwin High Yield Series
         Phoenix-Goodwin Money Market Series
         Phoenix-Duff & Phelps Core Bond Fund

Phoenix Strategic Equity Series Fund
         Phoenix-Seneca Growth Fund
         Phoenix-Seneca  Strategic Theme Fund

DTF Tax-Free Income, Inc.

Duff & Phelps Utility and Corporate Bond Trust, Inc.

DNP Select Income Fund, Inc.

The Zweig Fund, Inc.

The Zweig Total Return Fund, Inc.







                                                /s/ John J. Lupica
                                            JOHN J. LUPICA, President
                                            --------------------------------
                                                Authorized Representative

                                    RIDER 2




     To be attached to and form part of Financial Institution Bond, Standard
Form No.14    , No. G21658425 004 in favor of PHOENIX INVESTMENT PARTNERS, LTD.


        It is agreed that:

       1. The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.

       2. This rider shall become effective as of 12:01 a.m. on SEPTEMBER 1,
2006








                                                   /s/ John J. Lupica
                                       By:     JOHN J. LUPICA, President
                                               ---------------------------------
                                               Authorized Representative













                                CANCELATION RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, WHEN ISSUED TO THOSE MEMBER FIRMS OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS WHO HAVE EMPLOYEES AND ARE REQUIRED TO JOIN THE SECURITIES INVESTOR PROTECTION CORPORATION, AND WHO ARE SUBJECT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, TO PROVIDE FOR NOTICE OF CANCELATION OR SUBSTANTIAL MODIFICATION TO SUCH ASSOCIATION.

REVISED TO JUNE, 1990.

SR 5969a Printed in U.S.A.

                                    RIDER #3

   This rider effective     12:01am       September 1, 2006    forms a part of
   Bond number DON G21648425 005
   Issued to         Phoenix Investment Partners, Ltd.

   By ACE American Insurance Company

   It is agreed that:

1. In the event of a loss applicable to two or more of the following policies which are subject to varying Single Loss Deductible Amounts, DON G21648437 003 W.S. Griffith Securities, Inc.; and, DON G21648383 003 - The Phoenix Companies, Inc., the largest Single Loss Deductible Amount, as set forth in the Declarations Page of the above bond(s), shall apply to the entire combined loss.

2. Nothing herein contained shall be held to vary, alter, waive, or extend the terms, limitations, conditions or agreements of the attached policy other than as above stated.






                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                    RIDER #4

This rider effective        12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

It is agreed that:

1. Section IV A (Discovery) of the Other Conditions of the attached Bond, is deleted in its entirety and replaced by the following:

         a) At the earliest practicable moment, not to exceed sixty (60) days after Discovery is ascertained by the Insured's Risk Management Department, concerning any loss which is either known or expected to be larger than $25,000 of the Single Loss Deductible amount, the Insured sh,dl give the Underwriter notice thereof.

2. Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.





                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                    RIDER #5

This rider effective        12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

It is agreed that:

1. The attached bond is amended by adding to the Section which provides for cancellation of this bond, as an entirety, an additional paragraph as follows:

    No cancellation of this bond, as an entirety, whether by or at the request of the Insured or by the Company or Underwriter, shall take effect prior to the expiration of 30 days after written notice of such cancellation has been filed with the Arkansas Securities Department, Heritage West Building, 3rd Floor, 201 E. Markham, Little Rock, AR 72201.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.








                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                    RIDER #6

    This rider effective        12:01am     September 1, 2006    forms a part of
    Bond number DON G21648425 005
    Issued to         Phoenix Investment Partners, Ltd.

    By ACE American Insurance Company

    It is agreed that:

    The General Terms and Conditions No.10A, Transactions Changing Coverage, is deleted in its entirety and replaced by the following:

10. A) If the Insured shall, while this bond is in force, consolidates or merge with, or purchase or acquire assets or liabilities of, another institution (herein referred to as "Transaction"), and such transaction involves assets and liabilities in an amount less than 10% of the consolidated assets and liabilities of all Insured's, The Phoenix Companies, Inc., et al; Phoenix Investment Partners, Ltd., and W.S. Griffith Securities, Inc. on the day immediately proceeding the Transaction, the Insured shall have such coverages as is afforded under this bond for loss which:

    a. has occurred or will occur in offices or premises or
    b. has been caused or will be caused by an employee or employees of such institution, or
    c. has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such Transaction.

Otherwise, if the Transaction involves assets and liabilities in an amount greater than 10%, the Insured will not have such coverage as is afforded under this bond unless the Insured shall give the Underwriter written notice of the proposed Transaction within 60 days after the effective date of such Transaction. An additional premium shall be computed only if such Transaction involves additional offices or employees.

B) Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.





                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                    RIDER #7

This rider effective        12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

It is agreed that:

1. Delete Insuring Clause A in its entirety

2. In lieu of Insuring Clause, substitute the following:

         A. Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the intent:

                  a) to cause the Insured to sustain such loss or
                  b) to obtain financial benefit for the Employee, or another person or entity.

                           As used throughout this Insuring Agreement, financial benefit does not include employee benefits including: salaries, commissions, fees bonuses, promotions, awards, profit sharing or pensions.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.




                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                    RIDER #8

This rider effective        12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

It is agreed that:

1. "Employee" as defined in Definition (0) of the attached bond shall also include:

        J) "Leased" employees while under the supervision of Phoenix Investment Partners, Ltd. or the Phoenix Companies, Inc. employee and on a Phoenix Investment Partners, Ltd. or The Phoenix Companies, Inc. Premises.
        K) "Non-Compensated" Directors / Officers

2. This rider applies to loss through any dishonest or fraudulent act of any Employee added to the coverage of the attached bond by Paragraph 1 of this rider.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the above-mentioned policy, other than as above stated.






                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                    RIDER #9

This rider effective        12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

It is agreed that:

I) Section l0B of the attached bond entitled (ACQUISITION OF PARENT COMPANY) is hereby amended by changing the first paragraph to read as follows:

                  Upon the Risk Management Department obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a)(9) of the Investment Company Act of 1940) of the Insured, it shall give written notice to the Underwriter setting forth.

         Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned policy, other than as above stated.






                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                    RIDER #10

This rider effective        12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

It is agreed that:

1. The attached bond is hereby amended by deleting General Terms and Conditions 12, TERMINATION OF POLICY, in its entirety and substituting the following:

    The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to ninety (90) days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington DC. The insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, DC prior to sixty (60) days before the effective date of termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to sixty (60) days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

    This bond will terminate as to anyone Insured, [other than a registered management investment company], immediately upon-taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exists, whether through merger into another entity or by disposition of all of its assets.

    The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

    This bond shall terminate:

    a. as to any Employee sixty (60) days after the Insured's Risk Manager or Risk Management Department discovers any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee which, when aggregated exceeds $25,000, and upon the expiration of sixty (60) days after written notice has been given to the Securities and Exchange Commission, Washington DC (See Section (16)); or

b. as to any Employee sixty (60) days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, sixty (60) days after the time that the Insured's Risk Manager or Risk Management Department shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, when aggregated exceeds $25,000, whether such act be committed before or after the time this bond is effective.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond or policy, other than as above stated.







                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                    RIDER #11

This rider effective        12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

                          SIGNATURE GUARANTEE COVERAGE

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others purportedly guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, guarantee, certificated security, deed, mortgage, or other instrument conveying title to , or creating or discharging a lien upon real property, or evidence of debt which purported guarantee was effected by unauthorized use of a stamp or medallion of or belonging to the Insured which was lost, stolen, or counterfeited and for which loss the Insured is legally liable.

         (A) The Limit of Liability of the Underwriter under this Insuring Agreement is limited to the sum of Fifteen Million Dollars ($15,000,000).

         (B) This Insuring Agreement is subject to a deductible of Twenty Five Thousand Dollars ($25,000).






                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                    RIDER #12

This rider effective        12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

It is agreed that:

1. Section IV D - NOTICE / PROOF - LEGAL PROCEEDINGS AGAINST THE INSURER is deleted in its entirety and replaced with the following:

    The Underwriter shall indemnify the Insured against court costs and reasonable attorney's fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to determine the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a valid and collectible loss under the Bond in excess of the applicable Single Loss Deductible Amount.

    The Risk Manager or Risk Management Department shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, concerning any such suit or legal proceeding and at the request of the Underwriter shall furnish copies of all pleadings and other pertinent papers thereto. At the Underwriter's decision, the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding. Such defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance, other than pecuniary, required by the Underwriter for such defense.

    If the amount of the Insured's liability or alleged is greater than the amount recoverable under this Bond or the applicable Single Loss Deductible Amount, or both, the liability of the Underwriter with respect to this General Agreement is limited to the proportion of court costs and attorney's fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this Bond bears to the total of such amount plus the remaining amount which is not so recoverable.

    Such indemnity for court costs and attorneys' fees shall be part of the Single Loss Limit of Liability pertaining to the applicable Insuring Agreement or Coverage.

    If the Underwriter pays court costs and attorneys' fees exceeding proportionate share thereof, the Insured shall promptly reimburse the Underwriter for such excess.

    With respect to this rider, General Agreement C applies upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond or policy, other than as above stated.









                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                    RIDER #13

This rider effective        12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

1. The attached bond is amended by adding Insuring Agreement (L) as follows:

                              TRADING LOSS COVERAGE

     Loss resulting directly or indirectly from trading, with or without the knowledge of the Insured, whether or not represented by any indebtedness or balance shown to be due the Insured on any customer's account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such trading, indebtedness, or balance, except when covered under Insuring Agreements (D) or, if coverage is carried there under, of Insuring Agreement (A) to the extent that the loss does not exceed the Single Loss Limit for Trading Loss Coverage set forth on the Declarations page or the amendment thereto.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.





                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                    RIDER #14

This rider effective        12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

It is agreed that:

1. The attached bond is amended by adding to Section IV A (Discovery) the following:

    Knowledge possessed or discovery made by the Insured's Risk Manager of a loss exceeding $25,000 shall for the purpose of this Section IV and Section 12 of the General Terms and Conditions of this bond constitute knowledge or discovery by all the Insureds.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond or policy, other than as above stated.








                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                 RIDER 15

To be attached to and form part of Financial Institution Bond, Standard Form No. 24, No. G21648425 005 in favor of PHOENIX INVESTMENT PARTNERS, LTD.

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

                       TELEFACSIMILE TRANSFER FRAUD

   Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction.

    (1) purports and reasonably appears to have originated from
        (a) a Customer of the Insured.
        (b) another financial institution, or
        (a) another office of the Insured
        but, in fact, was not originated by the Customer or entity whose identification it bears and
    (2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,
    (3) contains the name of a person authorized to initiate such transfer;
        and provided that, if the transfer was in excess of $50,000____________, the instruction was verified by a call-back according to a prearranged procedure.

   In this Insuring Agreement, Customer means an entity or individual which has a written agreement with the insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means Money on deposit in an account.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

   Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

   This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

   Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

3. The exclusion below, as found in the attached bond, does not apply to the Telefacsimile Transfer Fraud Insuring Agreement.

   "loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

4. This rider shall become effective as of 12:01 a.m. on SEPTEMBER 1, 2006



  Accepted:                                               /s/ John J. Lupica
                                                   By: JOHN J. LUPICA, President
                                                      --------------------------


    TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 24,
ADOPTED DECEMBER, 1993

SR 6195 Printed in U.S.A.

                                    RIDER #16

This rider effective          12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to   Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

It is agreed that:

1. Section B. Exclusions, subsections A.(1) and C. are amended by deleting the words "less than $10,000" and inserting "less than $25,000".

2. Section B. Exclusions, subsections A.(1) and C. are amended by deleting the words "any director or officer" and inserting "the Insurance Manager"

3. Nothing herein contained shall be held to vary, alter, waive, or extend the terms, limitations, conditions or agreements of the attached policy other than as above stated.
















                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                                   RIDER #17


This rider effective       12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to   Phoenix Investment Partners, Ltd.


To be attached to and form part of the Financial Institution Bond, Standard Form No. 14, No. DON G21648425 005 in favor of the Phoenix Investment Partners, Ltd.

It is agreed that:

     1. Any reference to "Standard Form No. 24" in Rider #15 is deleted and replaced with "Standard Form No. 14".

     2. Nothing herein contained shall be held to vary, alter, waive, or extend the terms, limitations, conditions or agreements of the attached policy other than as above stated.













                                                    /s/ John J. Lupica
                                                 JOHN J. LUPICA, President
                                               ----------------------------
                                                 Authorized Representative

                                   RIDER #18


This rider effective     12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.


To be attached to and form part of the Financial Institution Bond, Standard Form No. 14, No. G21648425 005 in favor of the Phoenix Investment Partners, Ltd.

It is agreed that the Policy is amended as follows:

1. The second paragraph of Section 6, Notice, of the General Conditions And Limitations, is deleted in its entirety and the following is inserted:

         The Insureds shall, as a condition precedent to their rights under the Commercial Crime or Bond Coverage part, give to the Insurer written notice of any Loss within 90 days after such Loss is first discovered by the senior officer charged with the purchase of corporate insurance.

2. Section IV, Other Conditions, subsection A, Discovery, of the Investment Company Bond Coverage part, is deleted in its entirety and the following is inserted:

         This Investment Company Bond Coverage Part applies to loss discovered by the Insured during the Policy Period. Discovery occurs when the senior officer charged with the purchase of corporate insurance first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this Investment Company Bond Coverage Part has been or will be incurred, regardless of when the acts or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

         Discovery also occurs when the senior officer charged with the purchase of corporate insurance receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a Loss under this Investment Company Bond Coverage Part.


3. Section IV, Other Conditions, subsection L, Termination Or Cancellation As To Any Employee, Servicing Contractor Or Service Bureau, is deleted in its entirety and the following is inserted:

              This Investment Company Bond Coverage Part terminates as to any Employee or Servicing Contractor as soon as the senior officer charged with the purchase of corporate insurance learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under the Insuring Clauses A. or B., against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person. Termination of coverage as to any Insured terminates liability for any Loss sustained by such Insured which is discovered after the effective date of such termination.

              This Investment Company Bond Coverage Part terminates as to any Service Bureau as soon as the senior officer charged with the purchase of corporate insurance learns of any dishonest or fraudulent act committed by any partner, director, officer or employee of any such Service Bureau at any time against the Insured or any other person or entity, without prejudice to the Loss of any Property then in transit in the custody of such person.


     4. Nothing herein contained shall be held to vary, alter, waive, or extend the terms, limitations, conditions or agreements of the attached policy other than as above stated.








                                                    /s/ John J. Lupica
                                                 JOHN J. LUPICA, President
                                               ----------------------------
                                                 Authorized Representative

                               RIDER #1 (REVISED)


This rider effective       12:01am      September 1, 2006     forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.

Named Insured under this attached bond means Phoenix Investment Partners, Ltd. and any subsidiaries, affiliates, or other entities or financial interests of Phoenix Investment Partners, Ltd. which may have existed, now exist or may hereafter, including but not limited to the following:

Phoenix Investment Partners, Ltd.
Phoenix Investment Counsel, Inc.
Phoenix Equity Planning Corporation
PXP Institutional Markets Group (fka National Securities & Research Corporation) Duff & Phelps Investment Management Co.
Phoenix Variable Advisors
Pasadena Capital Corporation
Roger Engemann & Associates, Inc.
Pasadena National Trust Company
Seneca Capital Management, LLC
Capital West Asset Management, LLC
PXP Securities Corp.
Rutherford Financial Corporation
Walnut Asset Management, LLC
Rutherford Brown & Catherwood, LLC
Phoenix-Zweig Advisers LLC (as adviser to The Zweig Fund and The Zweig Total
        Return Fund)
Kayne Anderson Rudnick Investment Management LLC
Worldwide Phoenix Limited


Phoenix-Aberdeen Worldwide Opportunities Fund

Phoenix-Goodwin California Tax Exempt Bond Fund

Phoenix Duff & Phelps Institutional Mutual Funds
        Phoenix Duff & Phelps Institutional Managed Bond Portfolio Phoenix Duff & Phelps Institutional Growth Stock Portfolio

Phoenix Edge Series Fund (The) Phoenix-Aberdeen International Series
        Phoenix-Duff & Phelps Real Estate Series
        Phoenix-Engemann Small & Mid-Cap Growth Series
        Phoenix-Engemann Capital Growth Series
        Phoenix-Goodwin Money Market Series
        Phoenix-Goodwin Multi-Sector Fixed Income Series
        Phoenix-Hollister Value Equity Series
        Phoenix-Kayne Large-Cap Core Series
        Phoenix-Kayne Small-Cap Quality Value Series
        Phoenix-Oakhurst Growth & Income Series
        Phoenix-Oakhurst Strategic Allocation Series
        Phoenix-Seneca Strategic Theme Series
        Phoenix-Seneca Mid Cap Growth Series
        Phoenix-AIM Mid-Cap Equity Series

        Phoenix-Alliance/Bernstein Growth & Value Series
        Phoenix-Alliance Bernstein  Research Enhanced Index Series
                   (fka Phoenix-J.P. Morgan Research Enhanced Index Series) Phoenix-Janus Flexible Income Series
        Phoenix-Lord Abbett Large-Cap Value Series
        Phoenix-Lord Abbett Mid-Cap Value Series
        Phoenix-Lord Abbett Bond-Debenture Series
        Phoenix-Lazard International Equity Select Series
        Phoenix-Lazard Small-Cap Value Series
        Phoenix-Lazard U.S. Multi-Cap Series
        Phoenix-MFS Investors Growth Stock Series      (fka Phoenix-Janus Growth
                   Series - merged into Phoenix-MFS Investors Growth Stock Series 2/14/03)
        Phoenix-MFS Investors Trust Series
        Phoenix-MFS Value Series
        Phoenix-Northern Dow 30 Series   (fka Phoenix-Deutsche Dow 30 Series)
        Phoenix-Northern NASDAQ 100 Series   (fka Phoenix-Deutsche NASDAQ 100
                   Series)
        Phoenix-Sanford Bernstein Mid-Cap Value Series (fka Phoenix-Schafer
                   Mid-Cap Value Series)
        Phoenix-Sanford Bernstein Global Value Series
        Phoenix-Sanford Bernstein Small-Cap Value Series
        Phoenix-State Street Research Small-Cap Growth Series

Phoenix-Engemann Funds (The)
        Phoenix-Engemann Balanced Return Fund
        Phoenix-Engemann Focus Growth Fund
        Phoenix-Engemann Nifty Fifty Fund
        Phoenix-Engemann Small & Mid Cap Fund

Phoenix Equity Series Fund
        Phoenix-Duff & Phelps Core Equity Fund
        Phoenix-Oakhurst Growth & Income Fund

Phoenix Investment Trust 97
        Phoenix-Hollister Value Equity Fund
        Phoenix-Hollister Small Cap Value Fund

Phoenix-Kayne Funds
        Phoenix-Kayne Large Cap Fund
        Phoenix-Kayne Small-Mid Cap
        Phoenix-Kayne International Fund
        Phoenix-Kayne Intermediate Total Return Bond Fund
        Phoenix-Kayne California Intermediate Tax-Free Bond Fund

Phoenix Multi-Portfolio Fund
        Phoenix-Goodwin Emerging Markets Bond Portfolio
        Phoenix-Aberdeen International Portfolio
        Phoenix-Seneca Tax Sensitive Growth Fund          (liquidated 7/25/03)
        Phoenix-Duff & Phelps Real Estate Securities Portfolio
        Phoenix-Goodwin Tax-Exempt Bond Portfolio

Phoenix Multi-Series Trust
        Phoenix-Goodwin Multi-Sector Fixed Income Fund
        Phoenix-Goodwin Multi-Sector Short Term Bond Fund

Phoenix-Oakhurst Income & Growth Fund

Phoenix-Oakhurst Strategic Allocation Fund

Phoenix Partner Select Funds
        Phoenix Partner Select Wealth Builder Fund
        Phoenix Partner Select Wealth Guardian Fund

Phoenix-Seneca Funds
        Phoenix-Seneca Bond Fund
        Phoenix-Seneca Mid Cap "EDGE" Fund
        Phoenix-Seneca Real Estate Securities Fund

Phoenix Series Fund
        Phoenix-Engemann Aggressive Growth Fund Series
        Phoenix-Oakhurst Balanced Fund Series
        Phoenix-Engemann Capital Growth Fund Series
        Phoenix-Goodwin High Yield Series
        Phoenix-Goodwin Money Market Series
        Phoenix-Duff & Phelps Core Bond Fund

Phoenix Strategic Equity Series Fund
        Phoenix-Seneca Growth Fund
        Phoenix-Seneca Strategic Theme Fund


DTF Tax-Free Income, Inc.

Duff & Phelps Utility and Corporate Bond Trust, Inc.

DNP Select Income Fund, Inc.

The Zweig Fund, Inc.

The Zweig Total Return Fund, Inc.



                                                   /s/ John J. Lupica
                                                 JOHN J. LUPICA, President
                                               ----------------------------
                                                 Authorized Representative

                             RIDER #1 (2ND REVISED)


This rider effective       12:01am       September 1, 2006  forms a part of
Bond number DON G21648425 005
Issued to        Phoenix Investment Partners, Ltd.

Named Insured under this attached bond means Phoenix Investment Partners, Ltd. and any subsidiaries, affiliates, or other entities or financial interests of Phoenix Investment Partners, Ltd. which may have existed, now exist or may hereafter, including but not limited to the following:

Phoenix Investment Partners, Ltd. (PXP)
Phoenix Investment Counsel, Inc.
Phoenix Equity Planning Corporation
PXP Institutional Markets Group Ltd.
Duff & Phelps Investment Management Co.
Euclid Advisors LLC
Phoenix Variable Advisors
Pasadena Capital Corporation
Engemann Asset Management
Seneca Capital Management, LLC
PXP Securities Corp.
Rutherford Financial Corporation
Walnut Asset Management, LLC
Rutherford Brown & Catherwood, LLC.
Phoenix/Zweig Advisors, LLC
Kayne Anderson Rudnick Investment Management LLC


PHOENIX ASSET TRUST (FKA PHOENIX-KAYNE FUNDS)
Phoenix Rising Dividends Fund
Phoenix Small-Mid Cap Fund
Phoenix CA Intermediate Tax-Free Bond Fund (fka Phoenix-Kayne California
        Intermediate Tax-Free Bond Fund)

PHOENIX ADVISER TRUST
Phoenix Focused Value Fund
Phoenix Foreign Opportunities Fund

THE PHOENIX EDGE SERIES FUND
Phoenix-Aberdeen International Series
Phoenix-AIM Growth
Phoenix-Alliance Bernstein Enhanced Index Series
Phoenix-Duff & Phelps Real Estate Securities Series
Phoenix Capital Growth Series
Phoenix-Engemann Small-Cap Growth Series
Phoenix-Goodwin Money Market Series
Phoenix-Goodwin Multi-Sector Fixed-Income Series
Phoenix-Goodwin Multi-Sector Short Term Bond Series
Phoenix-Kayne Rising Dividends Series
Phoenix-Kayne Small Cap Quality Value Series
Phoenix-Lazard International Equity Series
Phoenix-Northern Dow 30 Series
Phoenix-Northern NASDAQ-100 Index Series
Phoenix-Engemann Growth and Income Series

Phoenix-Engemann Strategic Allocation Series
Phoenix-Van Kampen Comstock series (fka Phoenix-Engemann Value Equity Series) Phoenix-Sanford Bernstein Mid-Cap Value Series
Phoenix-Sanford Bernstein Small-Cap Value Series
Phoenix Mid-Cap Growth Series
Phoenix Strategic Theme Series
Phoenix-Alger Small-Cap Growth Series
Phoenix-S&P Dynamic Asset Allocation Series: Aggressive Growth
Phoenix-S&P Dynamic Asset Allocation Series:  Growth
Phoenix-S&P Dynamic Asset Allocation Series: Moderate
Phoenix-S&P Dynamic Asset Allocation Series: Moderate Growth

PHOENIX EQUITY TRUST
Phoenix Worldwide Strategies Fund
Phoenix Mid Cap Value Fund
Phoenix Pathfinder Fund
Phoenix Relative Value Fund
Phoenix Total Value Fund

PHOENIX EQUITY SERIES FUND
Phoenix  Growth & Income Fund

PHOENIX CA TAX EXEMPT BOND FUND

PHOENIX INSIGHT FUNDS TRUST (FKA HARRIS INSIGHT FUNDS TRUST - ADOPTED 5/18/2006) Phoenix Insight Balanced Fund
Phoenix Insight Bond Fund
Phoenix Insight Core Equity Fund
Phoenix Insight Emerging Markets Fund
Phoenix Insight Equity Fund
Phoenix Insight High Yield Bond Fund
Phoenix Insight Index Fund
Phoenix Insight Intermediate Goverment Bond Fund
Phoenix Insight Intermediate Tax-Exempt Bond Fund
Phoenix Insight International Fund
Phoenix Insight Short/Intermediate Bond Fund
Phoenix Insight Small-Cap Growth Fund
Phoenix Insight Small-Cap Opportunity Fund
Phoenix Insight Small-Cap Value Fund
Phoenix Insight Tax-Exempt Bond Fund
Phoenix Insight Governmemt Money Market Fund
Phoenix Insight Money Market Fund
Phoenix Insight Tax-Exempt Money Market Fund

PHOENIX INVESTMENT SERIES FUND
Phoenix Income & Growth Fund
Phoenix Global Utilities Fund

PHOENIX INVESTMENT TRUST 97
Phoenix Small Cap Value Fund
Phoenix Value Equity Fund
Phoenix Quality Small-Cap Fund  (effective 6/28/2006)
Phoenix Small-Cap Sustainable Growth Fund  (effective 6/28/2006)

PHOENIX INVESTMENT TRUST 06 (FKA PHOENIX-ENGEMANN FUNDS)
Phoenix All-Cap Growth Fund (fka Phoenix-Engemann Focus Growth Fund) Phoenix Nifty Fifty Fund
Phoenix Small Cap Growth Fund

PHOENIX INSTITUTIONAL MUTUAL FUNDS
Phoenix Institutional Bond Fund
Phoenix Low Duration Core Plus Bond Fund

PHOENIX MULTI-PORTFOLIO FUND
Phoenix International Strategies Fund
Phoenix Real Estate Securities Fund
Phoenix Emerging Markets Bond Fund
Phoenix Tax-Exempt Bond Fund

PHOENIX MULTI-SERIES TRUST
Phoenix Multi-Sector Fixed Income Fund
Phoenix Multi-Sector Short Term Bond Fund
Phoenix High Yield Securities Fund

PHOENIX PHOLIOS (FKA PHOENIX PARTNER SELECT FUNDS)
Phoenix Wealth Builder PHOLIO
Phoenix Wealth Guardian PHOLIO
Phoenix Wealther Accumulator PHOLIO
Phoenix Wealth Preserver PHOLIO
Phoenix Conservative Income PHOLIO
Phoenix Diversifier PHOLIO
Phoenix International PHOLIO

PHOENIX PORTFOLIOS
Phoenix Market Neutral Fund

PHOENIX OPPORTUNITIES TRUST (FKA PHOENIX-SENECA FUNDS)
Phoenix Bond Fund
Phoenix Earnings Driven Growth Fund (fka Phoenix-Seneca Mid-Cap "EDGE" Fund) Phoenix Growth Opportunities Fund (effective 5/19/2006)

PHOENIX SERIES FUND
Phoenix Core Bond Fund
Phoenix Mid-Cap Growth Fund
Phoenix Capital Growth Fund
Phoenix High Yield Fund
Phoenix  Money Market Fund
Phoenix Balanced Fund

PHOENIX STRATEGIC EQUITY SERIES FUND
Phoenix Strategic Growth Fund
Phoenix Large-Cap Growth Fund
Phoenix Dynamic Growth Fund
Phoenix Fundamental Growth Fund


DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST, INC.

DNP SELECT INCOME FUND, INC.

DTF TAX FREE INCOME, INC.

THE ZWEIG FUND, INC.

THE ZWEIG TOTAL RETURN FUND, INC.











                                                    /s/ John J. Lupica
                                                 JOHN J. LUPICA, President
                                               ----------------------------
                                                 Authorized Representative

                               RIDER #2 (REVISED)


This rider effective         12:01am      September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to         Phoenix Investment Partners, Ltd.


To be attached to and form part of the Financial Institution Bond, Standard Form No. 14, No. DON G21648425 005 in favor of the Phoenix Investment Partners, Ltd.

It is agreed that:

     1. The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancellation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.


     2. Nothing herein contained shall be held to vary, alter, waive, or extend the terms, limitations, conditions or agreements of the attached policy other than as above stated.













                                                    /s/ John J. Lupica
                                                 JOHN J. LUPICA, President
                                               ----------------------------
                                                 Authorized Representative

                               RIDER #3 (REVISED)

This rider effective          12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to   Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

It is agreed that:

1.In the event of a loss applicable to two or more of the following policies which are subject to varying Single Loss Deductible Amounts, DON G21648383 005 - The Phoenix Companies, Inc., the largest Single Loss Deductible Amount, as set forth in the Declarations Page of the above bond(s), shall apply to the entire combined loss.

2.Nothing herein contained shall be held to vary, alter, waive, or extend the terms, limitations, conditions or agreements of the attached policy other than as above stated.















                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                               RIDER #4 (REVISED)

This rider effective          12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to   Phoenix Investment Partners, Ltd.

By ACE American Insurance Company


It is agreed that:

1. Section IV A (Discovery) of the Other Conditions of the attached Bond, is deleted in its entirety and replaced by the following:

         a) At the earliest practicable moment, not to exceed sixty (60) days after Discovery is ascertained by the Insured's Risk Management Department, concerning any loss which is either known or expected to be larger than $25,000 of the Single Loss Deductible amount, the Insured shall give the Underwriter notice thereof.

2. Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.















                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

                               RIDER #12 (REVISED)

This rider effective          12:01am       September 1, 2006    forms a part of
Bond number DON G21648425 005
Issued to   Phoenix Investment Partners, Ltd.

By ACE American Insurance Company

It is agreed that:

1.Section IV E - NOTICE / PROOF - LEGAL PROCEEDINGS AGAINST THE   INSURER is
   deleted in its entirety and replaced with the following:

   The Underwriter shall indemnify the Insured against court costs and reasonable attorney's fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to determine the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a valid and collectible loss under the Bond in excess of the applicable Single Loss Deductible Amount.

   The Risk Manager or Risk Management Department shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, concerning any such suit or legal proceeding and at the request of the Underwriter shall furnish copies of all pleadings and other pertinent papers thereto. At the Underwriter's decision, the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding. Such defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance, other than pecuniary, required by the Underwriter for such defense.

   If the amount of the Insured's liability or alleged is greater than the amount recoverable under this Bond or the applicable Single Loss Deductible Amount, or both, the liability of the Underwriter with respect to this General Agreement is limited to the proportion of court costs and attorney's fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this Bond bears to the total of such amount plus the remaining amount which is not so recoverable.

   Such indemnity for court costs and attorneys' fees shall be part of the Single Loss Limit of Liability pertaining to the applicable Insuring Agreement or Coverage.

   If the Underwriter pays court costs and attorneys' fees exceeding proportionate share thereof, the Insured shall promptly reimburse the Underwriter for such excess.

   With respect to this rider, General Agreement C applies upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss.

2.Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond or policy, other than as above stated.























                                                          /s/ John J. Lupica
                                                       JOHN J. LUPICA, President
                                                    ----------------------------
                                                      Authorized Representative

  -------------------------------------------------------------------------------------------------------------------------------
  THE [GRAPHIC OMITTED]                        THE HARTFORD
  HARTFORD                              UNIVERSAL EXCESS(TM) POLICY                                      FI 0237719
                                                                                                        POLICY NUMBER
                                                                                      TWIN CITY FIRE INSURANCE COMPANY,
                                                                                      a stock insurance company, herein called
                                                                                       the Insurer

                                                                                      o   AGENCY CODE, NAME & ADDRESS:
                                                                                          02-020137
                                                                                          HILB ROGAL & HOBBS OF CT, LLC
                                                                                          2321 WHITNEY AVENUE, 3RD FL.
                                                                                          HAMDEN CT 06518

  NOTICE: THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO
          LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM D.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S)
          WHILE THE POLICY IS IN FORCE. THIS POLICY DOES NOT PROVIDE FOR THE UNDERWRITERS TO DEFEND THE INSURED, AND ANY
          DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF
          LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.
  -------------------------------------------------------------------------------------------------------------------------------

  DECLARATIONS

  ITEM A.     NAME OF INSURED: (hereinafter called the "Insured")               ADDRESS OF INSURED:

              Phoenix Investment Partners, Ltd.                                 56 Prospect Street
                                                                                Hartford, CT 06103


  ITEM B.     POLICY PERIOD: From 12:01 a.m. on  09/01/2006                     To 12:01 a.m. on 09/01/2007
              (Standard Time at the address stated in Item A)

  ITEM C.     LIMIT OF LIABILITY: $ See End't UE00H081 Aggregate each Policy Period, Including claim expense.

  ITEM D.     SCHEDULE OF UNDERLYING INSURANCE:

              (1) Primary Policy: See End't UE00H081

                  Company:

                  Policy Number:

                  Limit of Liability:       $

              (2) Underlying Excess Policy(ies):

  ITEM E.     ENDORSEMENTS EFFECTIVE AT INCEPTION: UE00H002; RN00N026; UE00H081; UE00H076; UE00H059; UE06H016

  ITEM F.     TERMINATION OF PRIOR POLICY(IES): See End't UE00H081

  ITEM G.     DISCOVERY CLAUSE: See End't UE00H081

              (1) Additional Premium:

              (2) Additional Period:

  ITEM H.     POLICY PERIOD PREMIUM: $ 34,122.00



                                                                                                          February 9, 2007
-----------------------------------------------------                                                     ----------------
              Authorized Representative                                                                          Date



UE 00 H001 00 1004                                  (C) 2003, The Hartford                                    Page 1 of 2

                                  THE HARTFORD

UNIVERSAL EXCESS(TM) POLICY

I.     INSURING AGREEMENT

       The Insurer designated in the Declarations (a Stock Insurance Company herein called the "Underwriters"), in consideration of the payment of the premium and in reliance upon any application, materials or information made available by or on behalf of the Insured(s) to the Underwriters during the application or proposal process, and subject to all of the terms, conditions and exclusions of this policy, agrees with the Insured(s) as follows:

       The Underwriters shall provide the Insured(s) with insurance during the Policy Period which is in excess of the total limits of liability and any retention/deductible under all Underlying Insurance, as set forth in Item D of the Declarations, whether collectible or not.

II.    LIMIT OF LIABILITY

       A. It is expressly agreed that liability for any loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers shall have paid the full amount of their respective liability (hereinafter referred to as the "Underlying Insurance") or the Insured(s) shall have paid the full amount of such liability due to the financial insolvency of an insurer of the Underlying Insurance. The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

       B. In the event of the reduction or exhaustion of the aggregate limits of liability under the Primary and Underlying Excess Policy(ies) by reason of losses paid thereunder for claims first made while this policy is in force, this policy shall:

            (1) in the event of such reduction, continue in force excess of the reduced Primary and Underlying Insurance; or
            (2) in the event of exhaustion, continue in force as primary insurance, subject to the Underwriters' Limit of Liability and to the other terms, conditions and exclusions of this policy,

            provided always that in the latter event this policy shall only pay excess of the retention/deductible applicable to such primary insurance as set forth in the Primary Policy, which shall be applied to any subsequent loss in the same manner specified in such primary insurance. Notice of exhaustion of Underlying Insurance shall be given the Underwriters upon such exhaustion. Nothing herein shall be construed to provide for any duty on the part of the Underwriters to defend any Insured or to pay defense or any claim expenses in addition to the Limit of Liability set forth in Item C of the Declarations.

       C. If the Primary Policy contains a specific grant of coverage that is subject to a sub-limit of liability, then coverage under this policy shall not apply to any claim which is subject to such sub-limit of liability. However, any such claim shall be recognized under this policy solely for purposes of reducing or exhausting, to any extent, the Underlying Insurance.

III.   PRIMARY AND UNDERLYING INSURANCE

       A. This policy is subject to the same warranties, terms, conditions, definitions, exclusions and endorsements (except as regards the premium, the amount and limits of liability, and duty to defend, and except as otherwise provided herein) as are contained in or as may be added to the Primary Policy, together with all the warranties, terms, conditions, exclusions and limitations contained in or added by endorsement to any Underlying Excess Policy(ies). In no event shall this policy grant broader coverage than is provided by the most restrictive Primary or Underlying Excess Policy(ies).

       B. It is a condition precedent to this policy that the policy(ies) of the Primary and Underlying Excess Insurers shall be maintained in full effect while this policy is in force except for any reduction of the aggregate limits contained therein (as provided for in Section II., B. above).

       C. Failure of the Insured to comply with the foregoing shall not invalidate this policy, but in the event of such failure, the Underwriters shall be liable only to the extent that it would have been liable had the Insured complied therewith. To the extent that any Underlying Insurance is not maintained in full effect while this policy is in force, the Insured(s) shall be deemed to be self-insured for the amount of the limit of liability of the Underlying Insurance which is not maintained as set forth above.

UE 00 H002 00 1004               (C) 2004, The Hartford                   Page 1

IV.    COSTS, CHARGES, EXPENSES AND COOPERATION

       A. No costs, charges or expenses for investigation or defense of claims shall be incurred, or settlements made, without the Underwriters' written consent, such consent not to be unreasonably withheld; however, in the event of such consent being given, the Underwriters will pay, subject to the provisions of Section II., such costs, settlements, charges or expenses.

       B. The Underwriters may, at their sole option, elect to participate in the investigation, settlement or defense of any claim even if the Underlying Insurance has not been exhausted. The Insured(s) shall, as a condition precedent to their rights under this policy, give to the Underwriters all information and cooperation as the Underwriters may reasonably require and shall do nothing that may prejudice the Underwriters' position or its potential or actual rights of recovery.

V.     GENERAL CONDITIONS

       A.   Definitions

            1. Insured(s) means those individuals and/or entities insured under the Underlying Insurance.
            2. Primary Policy means the policy scheduled in Item D(1) of the
               Declarations.
            3. Underlying Excess Policy(ies) means the policy(ies) scheduled in
               Item D(2) of the Declarations.
            4. Underlying Insurance means all those policies scheduled in Item
               D of the Declarations.
            5. Policy Period means the period set forth in Item B of the
               Declarations, subject to prior cancellation pursuant to Section
               V. C.

       B.   Discovery Clause

            If the Insured(s) elect and are granted a discovery period or extended reporting period under the Underlying Insurance, then the Insured(s) shall have the same ability to elect a discovery period or extended reporting period under this policy by: (i) satisfying the conditions as set forth in the Underlying Insurance; and (ii) paying the additional premium set forth in Item G(1) of the Declarations. If elected, the discovery period or extended reporting period shall be for the period of time set forth in Item G(2) of the Declarations.

       C.   Cancellation Clause

            The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address. The Underwriter may not otherwise cancel this policy. This policy may be cancelled by the Insured(s) in accordance with the conditions of the Underlying Insurance. If the policy shall be cancelled by the Insured(s), the Underwriters shall retain the customary short rate proportion of the premium hereon.

       D.   Termination of Prior Policy(ies)

            The taking effect of this policy shall terminate, if not already terminated, the policy(ies) specified in Item F of the Declarations.

       E.   Notice

            The Underwriters shall be given notice in writing as soon as practicable: (a) in the event of the cancellation or non-renewal of any Underlying Insurance; and (b) of any additional or return premiums charged or paid in connection with any Underlying Insurance.

            Any changes in coverage in the Underlying Insurance or any changes in the Insured(s) that would require notice under the Underlying Insurance shall be reported to the Underwriters as soon as practicable and the Insured(s) shall, upon request, furnish the Underwriters with copies of such changes. The Underwriters shall not be subject to such changes without the Underwriter's consent, such consent not to be unreasonably withheld.

            In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at 2 Park Ave, 5th Floor, New York, NY 10016,
            ATTN: Hartford Financial Products Claims Division [Fax # (917) 464-5972], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

UE 00 H002 00 1004               (C) 2004, The Hartford                   Page 2

                              THE [GRAPHIC OMITTED]
                             HARTFORD
































IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

                        TWIN CITY FIRE INSURANCE COMPANY
                       HOME OFFICE - INDIANAPOLIS, INDIANA
                 ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
               (A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

     /s/ Brian S. Becker                                 /s/David Zwiener
 Brian S. Becker, Secretary                           David Zwiener, President


RN 00 N026 00 0593
ILBP 83 01 05 89 RN

                                                               ENDORSEMENT NO: 1


THIS ENDORSEMENT, EFFECTIVE 12:01 AM, 09/01/2006               FORMS PART OF
POLICY NUMBER   FI 0237719

ISSUED TO:  PHOENIX INVESTMENT PARTNERS, LTD.

BY:  TWIN CITY FIRE INSURANCE COMPANY


         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

                 EXCESS FIDELITY AMEND DECLARATIONS ENDORSEMENT
                         (AGGREGATE LIMITS OF LIABILITY)

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that the DECLARATIONS is amended as follows:

NOTICE is deleted and replaced with the following:


   NOTICE: THE COMPANY AGREES WITH THE INSURED NAMED BELOW THAT THE COVERAGE AFFORDED BY THIS POLICY SHALL FOLLOW ALL OF THE TERMS AND CONDITIONS OF THE PRIMARY COVERAGE LISTED IN THE SCHEDULE OF UNDERLYING INSURANCE SET FORTH IN ITEM D. BELOW SUBJECT, HOWEVER, TO THE SPECIAL CONDITIONS APPLICABLE TO THIS POLICY AND ANY ENDORSEMENTS ATTACHED HERETO.


   ITEM C. LIMIT OF LIABILITY is deleted and replaced with the following:


   ITEM C.  LIMIT OF LIABILITY:


       COVERAGE                                       DESCRIPTION                                  LIMIT OF LIABILITY
A                               Employee Dishonesty - Insured Indemnity                          $15,000,000.
B                               Employee Dishonesty - Employee Benefit Plan Indemnity            $15,000,000.
C                               Property                                                         $15,000,000.
D                               Financial Documents                                              $15,000,000.
E                               Defective Signatures                                             $15,000,000.
F                               Servicing Contractors                                            Not Covered
G                               Computer Fraud/Fraudulent Transfer Instructions                  $15,000,000.
H                               Claims Expense                                                   Not Covered
I                               Stop Payment Order Liability                                     Not Covered
J                               Uncollectible Items of Deposit                                   Not Covered
K                               Unauthorized Signature                                           $15,000,000.

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000.
                                         -----------


UE 00 H081 00 0706            (C) 2006, The Hartford                 Page 1 of 3

The Company's Limit of Liability for each Coverage for which an amount is inserted above shall be in excess of all Underlying Insurance shown in the Schedule of Underlying Insurance below plus any Deductible Amount shown as applicable to the Primary Coverage.



   ITEM D. SCHEDULE OF UNDERLYING INSURANCE is deleted and replaced with the following:

   ITEM D.  SCHEDULE OF UNDERLYING INSURANCE

PRIMARY COVERAGE                       Carrier: ACE American Insurance Company
                                       Policy No.: DON G21648425 005

       COVERAGE                          DESCRIPTION                  LIMIT OF LIABILITY           DEDUCTIBLE
A                               Employee Dishonesty - Insured           $15,000,000.             $50,000.
                                Indemnity
B                               Employee Dishonesty - Employee          $15,000,000.             $50,000.
                                Benefit Plan Indemnity
C                               Property                                $15,000,000.             $50,000.
D                               Financial Documents                     $15,000,000.             $50,000.
E                               Defective Signatures                    $15,000,000.             $50,000.
F                               Servicing Contractors                   Nil                      Nil
G                               Computer Fraud/Fraudulent Transfer      $15,000,000.             $50,000.
                                Instructions
H                               Claims Expense                          $100,000.                $5,000.
I                               Stop Payment Order Liability            $50,000.                 $5,000.
J                               Uncollectible Items of Deposit          $100,000.                $5,000.
K                               Unauthorized Signature                  $15,000,000.             $50,000.

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $15,000,000.
                                         -----------

OTHER UNDERLYING COVERAGE  [X]  None               [ ]  See Schedule Below

EXCESS LAYER                           Carrier:
                                       Policy No.:

           COVERAGE                          DESCRIPTION                  LIMIT OF LIABILITY
                                                                        $
                                                                        $
                                                                        $
                                                                        $
                                                                        $


Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $________________

EXCESS LAYER                           Carrier:
                                       Policy No.:

           COVERAGE                          DESCRIPTION                  LIMIT OF LIABILITY
                                                                        $
                                                                        $
                                                                        $
                                                                        $
                                                                        $

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $________________

EXCESS LAYER                              Carrier:
                                          Policy No.:

           COVERAGE                          DESCRIPTION                  LIMIT OF LIABILITY
                                                                        $
                                                                        $
                                                                        $

UE 00 H081 00 0706            (C) 2006, The Hartford                 Page 2 of 3

                                                                        $
                                                                        $

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $________________


EXCESS LAYER                              Carrier:
                                          Policy No.:

           COVERAGE                          DESCRIPTION                  LIMIT OF LIABILITY
                                                                        $
                                                                        $
                                                                        $
                                                                        $
                                                                        $

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $________________


EXCESS LAYER                              Carrier:
                                          Policy No.:

           COVERAGE                          DESCRIPTION                  LIMIT OF LIABILITY
                                                                        $
                                                                        $
                                                                        $
                                                                        $
                                                                        $

Subject to an Aggregate Limit of Liability each Bond or Policy Period, applicable to all Insuring Agreements of $________________

ITEM F.       TERMINATION OF PRIOR POLICY(IES):

The Insured by the acceptance of the Policy gives notice to the Company terminating or canceling prior bond(s) or policy(ies) No.(s) 02BBFBY2195 such termination or cancellation to be effective as of the time this Policy becomes effective.

ITEM G.  DISCOVERY CLAUSE is deleted in its entirety.



All other terms and conditions remain unchanged.






/s/David Zwiener                                     February 9, 2007
David Zwiener, President                             ----------------
                                                               Date


UE 00 H081 00 0706            (C) 2006, The Hartford                 Page 3 of 3

                                                               ENDORSEMENT NO: 2




THIS ENDORSEMENT, EFFECTIVE 12:01 AM, 09/01/2006                FORMS PART OF
POLICY NUMBER FI 0237719

ISSUED TO:  PHOENIX INVESTMENT PARTNERS, LTD.

BY:  TWIN CITY FIRE INSURANCE COMPANY


         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

       EXCESS FIDELITY ENDORSEMENT WHEN PRIMARY POLICY IS AGGREGATE LIMIT
                                     POLICY


This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that II. LIMIT OF LIABILITY is amended by adding the following:

Excess coverage shall only apply to those Insuring Clauses noted on the Declarations.

It is agreed that IV. COSTS, CHARGES, EXPENSES AND COOPERATION is deleted in its entirety:

It is agreed that V. GENERAL CONDITIONS B. is deleted.

It is agreed that V. GENERAL CONDITIONS C. is deleted and replaced with the following:

         C. The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address. In the event of cancellation, termination or non-renewal of the Primary Policy, this Policy shall be deemed to be canceled as of the effective date of cancellation, termination or non-renewal of such Primary Policy.

It is agreed that the last paragraph of V. GENERAL CONDITIONS E. is deleted and replaced with the following:

              In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at: Hartford Financial Products Bond Claims Division, T-4, 690 Asylum Avenue, Hartford, CT 06115 [Fax # (860) 757-5835 or (860) 547-8265], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.


All other terms and conditions remain unchanged.




                                                        /s/ David Zweiner
                                                        DAVID ZWIENER, PRESIDENT

UE 00 H076 1205              (C) 2005, The Hartford             Page 1 of 1

                                                               ENDORSEMENT NO: 3

THIS ENDORSEMENT, EFFECTIVE 12:01 AM, 09/01/2006               FORMS PART OF
POLICY NUMBER FI 0237719

ISSUED TO:  PHOENIX INVESTMENT PARTNERS, LTD.

BY:  TWIN CITY FIRE INSURANCE COMPANY


         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

               EXCESS COVERAGE OVER SPECIFIED INSURING AGREEMENTS


This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY


Section III. PRIMARY AND UNDERLYING INSURANCE, A., is amended by the addition of the following:

       This policy provides coverage solely in excess of the following insuring agreements and/or coverage parts of the Primary Policy (the "Followed Insuring Agreement(s)"):

       Followed Insuring Agreement(s):                               Form No.:

       Employee Dishonesty - Insured Indemnity; Employee Dishonesty - Employee Benefit Plan Indemnity; Property; Financial Documents; Defective Signatures; Computer Fraud/Fraudulent Transfer Instructions; Unauthorized Signature

       The Underwriters shall not be liable to make any payment for loss in excess of any insuring agreements and/or coverage parts of the Primary Policy other than the Followed Insuring Agreement(s).


       Notwithstanding that this policy provides coverage solely in excess of the Followed Insuring Agreement(s) of the Primary Policy, this policy shall recognize all covered losses paid under the Primary and Underlying Excess Policy(ies) in calculating the reduction or exhaustion of the aggregate limits of liability under such Policies.


All other terms and conditions remain unchanged.


                                                   /s/ David Zwiener
                                                David Zwiener, President



UE 00 H059 01 0205           (C) 2005, The Hartford                  Page 1 of 1

                                                               ENDORSEMENT NO: 4

THIS ENDORSEMENT, EFFECTIVE 12:01AM, 09/01/2006               FORMS PART OF
POLICY NUMBER FI 0237719

ISSUED TO:  PHOENIX INVESTMENT PARTNERS, LTD.

BY:  TWIN CITY FIRE INSURANCE COMPANY


         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

                       CONNECTICUT NONRENEWAL ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" means the insurance company which issued this policy; and 2) "Insured" means the Name of Insured, Name of Company, Name of Partnership, Parent Company, Name of Insured Plan or Trust, Name of Insured Entity, Named Entity, Named Real Estate Investment Trust(s), Name of Sponsor Company or Insured stated in ITEM A or ITEM 1 of the Declarations Page.


The Cancellation provision of the Policy is amended to include the following:

NOTICE OF NONRENEWAL
--------------------

A. If the INSURER decides not to renew this Policy the INSURER will send by certified or registered mail or deliver to the INSURED, at the last address known, a written Notice of Nonrenewal at least sixty (60) days before the expiration date or anniversary date of this Policy. The Notice of Nonrenewal will state the reason for nonrenewal.

B. The advance notice period for a Notice of Nonrenewal shall be ninety (90) days for a professional liability policy. Professional Liability is defined in the Connecticut Statutes to mean professional liability contracts for the following: physicians and surgeons; hospitals; lawyers; dentists; architects and engineers; chiropractors; licensed natureopaths; podiatrists; and, advanced practice registered nurses.

C. The INSURER is not required to send this Notice if Nonrenewal is due to nonpayment of premium or due to the INSURED'S failure to pay any advance premium required for renewal.

All other terms and conditions remain unchanged.


                                                     /s/ David Zwiener
                                                  David Zwiener, President



UE 06 H016 00 1204              (C) 2004, The Hartford               Page 1 of 1